UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 20-F

        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         Commission file number _______

                               YM BIOSCIENCES INC.

             (Exact name of Registrant as specified in its charter)



                               NOVA SCOTIA, CANADA

                 (Jurisdiction of incorporation or organization)


                   SUITE 400, BUILDING 11, 5045 ORBITER DRIVE,
                     MISSISSAUGA, ONTARIO, CANADA. L4W 4Y4

                   (Addresses of principal executive offices)


 Securities registered or to be registered pursuant to Section 12(b) of the Act:

      Title of each class            Name of each exchange on which registered
         COMMON SHARES                 Toronto Stock Exchange (the "TSX") and
                                       admitted to trading on the Alternative
                                      Investment Market ("AIM") of the London
                                                 Stock Exchange plc

      Securities registered or to be registered pursuant to Section 12(g) of the
      Act: COMMON SHARES WITHOUT PAR VALUE

      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days :

                          Yes  |_|             No     |X|

                      Item 17  |X|        Item 18     |_|

         Indicate by check mark which financial statement item the registrant has elected to follow:

TABLE OF CONTENTS


FORWARD-LOOKING STATEMENTS................................................iii


GLOSSARY OF TERMS AND PROPER NAMES..........................................v


PART I......................................................................1


ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...............1


ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE.............................2


ITEM 3: KEY INFORMATION.....................................................2


ITEM 4: INFORMATION ON THE COMPANY.........................................11


ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................32


ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................36


ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................44


ITEM 8:  FINANCIAL INFORMATION.............................................45


ITEM 9:  THE OFFER AND LISTING.............................................46


ITEM 10:  ADDITIONAL INFORMATION...........................................47


ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........56


ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........57


PART II....................................................................57


PART III...................................................................57


ITEM 17:  FINANCIAL STATEMENTS.............................................57


ITEM 18:  FINANCIAL STATEMENTS.............................................57


ITEM 19: EXHIBITS..........................................................57


FINANCIAL STATEMENTS......................................................F-1

      FORWARD-LOOKING STATEMENTS


This registration statement contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this registration statement and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. Forward-looking statements contained or incorporated by reference in this registration statement include, but are not limited to, references to:

      -     early stage of development

      -     expenditures and accumulated deficit

      -     pre-clinical and clinical product testing and development

      -     obtaining and maintaining patents and proprietary rights

      - Cuban licenses and political risks, and the Cuban effect on the Corporation's access to US capital, finance, customers and suppliers

      - relationships with collaborative partners - technological changes - competition and ability to maintain competitive position

      -     ability to attract and retain skilled and experienced personnel

      -     adequacy of product liability insurance

      -     maintenance of licenses

      -     ability to continue to identify and research licensable products

      -     regulatory approvals

      -     funding requirements and available financing

      -     passive foreign investment company

      -     in- and out-licensing of products

      -     business strategy

      -     cancer and cancer therapeutic markets

      -     licensing arrangements

      -     regulatory approvals

      -     nature of operations

      -     liquidity and capital resources

      -     dividend policy

      - approval and completion of the Corporation's listing on the American Stock Exchange

      -     exchange controls

      -     taxation

      -     effect of arrangements with subsidiaries

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. Such factors include, but are not limited to:

o     our early stage of development;

o     our lack of revenues and history of losses;

o     risks of pre-clinical and clinical testing;

o     our reliance on patents and proprietary rights;

o     our dependence on collaborative partners;

o     rapid technological changes;

o     competitors with greater product development capabilities and resources;

o     our lack of manufacturing experience;

o     our reliance on key personnel;

o     potential product liability;

o     our ability to maintain licenses;

o     our reliance upon licensors;

o     risks associated with obtaining regulatory approval for drug products; and

o     other factors, many of which are beyond our control.

We undertake no obligation to update publicly or revise any forward-looking statements contained in this registration statement, and such statements are expressly qualified by this cautionary statement. You should also carefully consider the matters discussed under "Risk Factors" in this registration statement.

TERMS OF REFERENCE


The information set forth in this registration statement is as of April 30, 2004, unless another date is indicated. All references to dollars are expressed in Canadian funds, unless otherwise indicated. References in this registration statement to "YM", the "Corporation", "us", "we" or "our" mean YM BioSciences Inc. and its subsidiaries, unless otherwise specified or the context otherwise requires.

GLOSSARY OF TERMS AND PROPER NAMES


This  glossary   contains   general   terms  used  in  the   discussion  of  the
biopharmaceutical industry, as well as specific technical terms used in the descriptions of our technology and business.

Active Immunotherapy - Deliberate stimulation of the patient's own immune response through administration of antigens with or without immunological adjuvants. Therapeutic cancer vaccines are considered Active Specific Immunotherapy agents because the body is stimulated to make its own antibodies specific for the tumour cells

Adjuvant - Substance added to a vaccine to enhance its immunogenicity (i.e. its ability to stimulate an immune response)

Affinity - Binding strength of an antibody to a target

Antisense Drug - Short spans of nucleic acid (DNA or RNA) used to disrupt the expression of disease related genetic code

Autocrine - Used herein to describe a hormonal pathway characterized by the production of a biologically active substance by a cell; the substance then binds to receptors on that same cell to initiate a cellular response

Autocrine loop - A self-sustaining process built on a self-feeding positive feedback cycle. Refers to the ability of a substance to act on the same cell that produced it

Cancer Vaccine - Vaccines or candidate vaccines designed to treat cancer, using pure or extracted tumour-specific antigens or using the patient's own whole tumour cells as the source of antigens

CBQ - Centro de Bioactivos Quimicos (Center for Bioactive Chemicals), Santa Clara, Cuba

cDNA - Cloned copies of mRNA - the essential messenger element of the genes in the DNA that help in the coding of proteins

Chemopotentiator - A substance that enhances the activity of a chemotherapy agent

Chimeric - A chimeric antibody consists mainly of human protein, but the portion of the antibody that binds to the target is still mouse protein

CIM - Centro de Inmunologia Molecular (Center for Molecular Immunology), Havana, Cuba

Cisplatin - Approved chemotherapeutic agent

c-myc - Cellular gene involved in proliferation, commonly deregulated in cancer

CTA - Clinical Trial Application - previously known as an Investigational New Drug application which must be filed and accepted by the regulatory agency of Health Canada before each phase of human clinical trials may begin

Cyclophosphamide - Approved chemotherapeutic agent

Cytoprotective - Having the capacity to protect cells

Cytostatic - Having capacity to arrest the growth of cells

Cytotoxic - Having capacity to kill cells

Cytotoxic T cell response - Killing the tumour cell by activated tumour-specific T cells

Doxorubicin - Approved chemotherapeutic agent

E. coli - A common bacterial strain often used as a host for recombinant protein production

Epidermal Growth Factor - A growth factor known to be involved in regulation of epithelial cell growth

Epithelial - Derived from epithelium which is the layer of cells forming the epidermis of the skin and the surface layer of the serous and mucous membranes

Estramustine - An approved chemotherapeutic agent

Extracellular domain (ECD) - The portion of a cell surface protein located outside the cell

5-FU - See Fluorouracil

Fluorouracil (5-Fluorouracil, 5-FU) - Approved chemotherapeutic agent

Fusion protein - Two or more proteins genetically engineered to be produced as a single protein

Glioma - A form of brain cancer involving the malignant transformation of a glial cell

GMP - Good Manufacturing Practice, a set of standards used to define appropriate manufacturing methods for pharmaceuticals and biologicals

GnRH - Gonadotrophin Releasing Hormone; controlling the circulating levels of the sex hormones

HER-1 positive tumours - Tumours expressing/producing the EGF receptor

Hormone-refractory - Term used to indicate that a tumour is no longer responsive to hormone therapy

Humanized - The process whereby an antibody derived from murine cells is altered to resemble a human antibody. Humanized antibodies are less likely to cause allergic reactions when given to humans but retain the biological activity of the original murine form

IND - Investigational New Drug application which must be filed and accepted by the FDA before each phase of human clinical trials may begin

Ininotecan - An approved chemotherapeutic agent

In vivo - In the living body or organism. A test performed on a living organism

Ligand - Used herein to describe a protein or peptide that binds to a particular receptor

Metastatic - A term used to describe a cancer where tumour cells have migrated from the primary tumour to a secondary site (e.g. from prostate to bone)

Mitoxantrone - An approved chemotherapy agent

Monoclonal antibody "Mab" - Antibodies of exceptional purity and specificity derived from hybridoma cells (cells which are fused cells, generally MAb produced in mice, that secrete MAbs)

Murine - Derived from mouse cells

NCIC - The National Cancer Institute of Canada

Neoplastic - New and abnormal growth of tissue (neoplasm), which may be benign or cancerous

Oncogene - A gene that induces or promotes uncontrolled cell growth

Orphan Drug - A drug aimed at treating a condition with an incidence of less than 200,000 per year in the United States (often given a seven year market exclusivity by the United States government)

Overall Survival - For patients who have died, overall survival was calculated in months from the day of randomization to date of death. Otherwise, survival was censored at the last day the patient is known alive

P64k - Outer membrane protein of N. meningitides

Passive Immunotherapy - Immunologically active material transferred into the patient as a passive recipient. Monoclonal antibodies are considered Passive Immunotherapy since antibodies are generated outside the body and given to the patient

pGp - P-Glycoprotein. A pumping mechanism that removes noxious substances from the cell.

pGp inhibitor - Inhibitor of the activity of P-Glycoprotein.

P. haemolytica - A bacterium causing respiratory disease in cattle and sheep

Phosphorylation - Addition/donation of a phosphate group to a particular amino acid which can lead to tumour growth

Prednisone - An approved standard anti-inflammatory

Resection - The process of tumour removal

Taxol - An approved chemotherapeutic agent

Taxotere - An approved chemotherapeutic agent

TGF(alpha) - Transforming growth factor alpha

Th 1 - T helper cell type 1 (generally involved in stimulating a cell-mediated immune response)

Therapeutic vaccine - An approach to the treatment of cancer utilizing "active immunotherapy"

Titers - Term used to express levels of circulating antibodies

Tyrosine   kinase  -  An  enzyme  that   undergoes   phosphorylation   and  that
phosphorylates other molecules at the tyrosine amino acid

Upregulation - Increased production of an RNA transcript or a protein by a cell

Vinylfuran - A chemical polymer

Yttrium 90 - A radioisotope used in the treatment of disease

                                     PART I

          ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT.

Name
Directors                          Position                           Business Address
---------------------------------- ---------------------------------- ---------------------------------------------
David G.P. Allan                   Chairman, Chief Executive          YM BioSciences Inc.
                                   Officer and Director               Suite 400, Building 11, 5045 Orbiter Drive
                                                                      Mississauga, Ontario, Canada, L4W 4Y4

Thomas I.A. Allen                  Director                           Ogilvy Renault, Toronto
                                                                      Royal Trust Tower, TD Centre
                                                                      77 King Street West
                                                                      Toronto, Ontario, Canada, M5K 1H1

Mark Entwistle                     Director                           Societas Consulting Inc.
                                                                      933 Marguerite Avenue,
                                                                      Suite Five
                                                                      Ottawa, Ontario, Canada, K1K 3T6

John Friedman                      Director                           Easton Hunt Capital Partners L.P.
                                                                      641 Lexington Avenue, 21st Floor
                                                                      New York, NY 10022

Henry Friesen                      Director                           Genome Canada
                                                                      150 Metcalfe Street, Suite 2100
                                                                      Ottawa, Ontario, Canada, K2P 1P1

Julius Vida                        Director                           Vida International Pharmaceutical
                                                                      Consultants
                                                                      27 Sachem Road
                                                                      Greenwich, CT, USA, 06830

Gilbert Wenzel                     Director                           Quisisana AG
                                                                      Krummackerstrasse 10
                                                                      CH-8700 Kusnacht, Switzerland

Tryon M. Williams                  Director                           CellStop International Limited
                                                                      1166 Alberni Street, Suite 1405,
                                                                      Vancouver, B.C., Canada, V6E 3Z3
Officers and Management

David G.P. Allan                   Chairman, Chief Executive          YM BioSciences Inc.
                                   Officer and Director               Suite 400, Building 11, 5045 Orbiter Drive
                                                                      Mississauga, Ontario, Canada, L4W 4Y4

Paul M. Keane                      Director, Medical Affairs          YM BioSciences Inc.
                                                                      Suite 400, Building 11, 5045 Orbiter Drive
                                                                      Mississauga, Ontario, Canada, L4W 4Y4

Name
Directors                          Position                           Business Address
---------------------------------- ---------------------------------- ---------------------------------------------
Vincent Salvatori                  Executive Vice President           YM BioSciences Inc.
                                                                      Suite 400, Building 11, 5045 Orbiter Drive
                                                                      Mississauga, Ontario, Canada. L4W 4Y4

Len Vernon                         Director, Finance and              YM BioSciences Inc.
                                   Administration and Secretary       Suite 400, Building 11, 5045 Orbiter Drive
                                                                      Mississauga, Ontario, Canada, L4W 4Y4


B. ADVISERS.

Our principal bankers are Royal Bank of Canada, of 6880 Financial Drive, Mississauga, Ontario, L5N 7Y5.

Our legal advisors in Canada are (1) Heenan Blaikie LLP, of Toronto, Ontario; Torys LLP, of Toronto, Ontario with respect to licensing and intellectual property; and (3) Dimock Stratton Clarizio LLP, of Toronto, Ontario with respect to patents.

Our U.S. securities counsel is Torys LLP, of New York, New York.

The registrar and transfer agent for the Corporation's common shares is CIBC Mellon Trust Company at its principal offices in Toronto, Canada.

C. AUDITORS.

Our auditors since September 1995 have been KPMG LLP, Yonge Corporate Centre, 4100 Yonge Street, Suite 200, Toronto, Ontario, M2P 2H3.

                 ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

                             ITEM 3: KEY INFORMATION

A. SELECTED FINANCIAL DATA


The selected financial data is derived from the audited consolidated financial statements for the years ended June 30, 2003, 2002, 2001, 2000, 1999 and the unaudited interim consolidated financial statements for the periods ended December 31, 2003 and 2002. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles,
(GAAP) and are in Canadian dollars.

Consolidated Statements of Operations Data

                                                 Six months        Six months
                                                   ended             ended          Year Ended        Year Ended        Year Ended
                                               Dec. 31, 2003     Dec. 31, 2002     June 30, 2003     June 30, 2002     June 30, 2001
                                               -------------     -------------     -------------     -------------     -------------
Interest income                                 $   104,762       $   137,195       $   273,232       $   154,112       $   645,742
General and administrative expenses               1,180,425           923,703         1,877,509         1,864,289         1,805,204
Licensing and product development expenses          889,423         2,249,667         3,965,385         4,729,216         6,294,981
Loss on marketable securities                            --        -1,137,103        -1,812,158                --                --
Loss for the period                             ($1,965,086)      ($4,173,278)      ($7,381,820)      ($6,439,393)      ($7,454,443)

Basic and diluted loss per common share         ($     0.11)      ($     0.32)      ($     0.56)      ($     0.50)      ($     0.58)



                                                     Year Ended         Year Ended
                                                    June 30, 2000      June 30, 1999
                                                    -------------      -------------
Interest income                                      $   387,236       $   292,814
General and administrative expenses                    1,422,765         1,196,481
Licensing and product development expenses             3,462,148         2,532,727
Loss on marketable securities                                 --                --
Loss for the period                                  ($4,497,677)      ($3,436,394)

Basic and diluted loss per common share              ($     0.44)      ($     0.38)

Basic and diluted loss per common share     ($0.11)    ($0.32)    ($0.56)    ($0.50)    ($0.58)    ($0.44)    ($0.38)








Consolidated Balance Sheet Data



                                           as at           as at           as at            as at         as at         as at
                                      Dec. 31, 2003    June 30, 2003   June 30, 2002   June 30, 2001  June 30, 2000  June 30, 1999
                                      -------------    -------------   -------------   -------------  -------------  -------------
Cash and short-term deposits           $22,808,239       $7,675,466     $12,707,522      $8,142,888     $14,646,424   $4,109,934
Total assets                            23,697,242        8,649,842      13,577,482       8,448,593      15,283,640    4,247,836
Current Liabilities                        502,197          322,583         374,386         538,211         368,815      277,191
Shareholders equity                    $23,195,045       $8,327,259     $13,203,096      $7,910,382     $14,914,825   $3,970,645


CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:


The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, (GAAP). The principles conform in all material respects with US GAAP except as described in note 10 to the consolidated Financial Statements in Item 18. For all the years presented, the selected financial data are prepared in accordance with Canadian GAAP. The differences between the line items as determined under Canadian GAAP and those as determined under US GAAP are not significant except that, under US GAAP:

a) Comprehensive income (loss) for the period ended December 31, 2003 under US GAAP would be ($1,317,693), $647,393 less than the net loss of ($1,965,086)
     shown above because US GAAP requires the recognition of unrealized gains on marketable securities classified as trading securities.

b) Licensing and product development expenses would be greater than shown above, offset by a credit in income tax expense, because US GAAP requires investment tax credits to be credited to income tax expense, whereas Canadian GAAP requires the amounts accounted for as a reduction of development costs. The amounts are as follows:

               Six months ended               Years ended June 30,
                 December 31,
               2003          2002        2003        2002         2001
             $73,440       $25,287     $110,563    $91,597      $368,665

CURRENCY EXCHANGE RATES

All references to dollars are expressed in Canadian funds, unless otherwise indicated. On May 13, 2004 the exchange rate for the conversion of U.S. dollars into Canadian dollars was Cdn.$1.00 = U.S.$0.7159 and certain amounts stated herein reflect such exchange rate. The following tables set forth the high and low rates of exchange of U.S. dollars into Canadian dollars for each month during the previous six months and the average rates for our five most recent fiscal years calculated by using the average of the exchange rates on the last day of each month during the period. These rates are based upon the inverse of the nominal noon exchange rates reported by the Bank of Canada in U.S. dollars.

                                                        High               Low

         October 31, 2003                               0.7670          0.7418
         November 30, 2003                              0.7708          0.7486
         December 31, 2003                              0.7738          0.7464
         January 31, 2004                               0.7879          0.7497
         February 31, 2004                              0.7632          0.7440
         March 31, 2004                                 0.7646          0.7621

         Year Ended                           Average Rate
         June 30, 1999                        0.6616
         June 30, 2000                        0.6791
         June 30, 2001                        0.6580
         June 30, 2002                        0.6379
         June 30, 2003                        0.6637


B. CAPITALIZATION AND INDEBTEDNESS.


The Corporation has no long-term liabilities. The following table sets forth the capitalization of the Corporation as at March 23, 2004:


     Long-term liabilities                                                              0
     Share capital
             Common Shares (500,000,000 authorized without nominal or par
                 value; 28,183,152 outstanding as at March 23, 2004)                    $58,807,212
             Class A non-voting commons shares (500,000,000 authorized
                 without nominal or par value; no outstanding as at March 23, 2004)     $0
             Class A preferred shares (500,000,000 authorized without
                 nominal or par value; no outstanding as at March 23, 2004)             $0
             Class B preferred shares (500,000,000 authorized, issuable in series,
                 without nominal or par value; no outstanding as at March 23, 2004)     $0
     Share purchase warrants                                                            $2,922,343
     Deficit                                                                            ($40,525,221)
     Contributed surplus                                                                $26,215

                  Total stockholders' equity                                            $21,230,549

                  Total capitalization                                                  $21,230,549

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

RISK FACTORS

An investment in the Common Shares is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to in this registration statement, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Early Stage of Development

The Corporation was founded in 1994 and none of the licensed products have received regulatory approval for sale in any of the jurisdictions covered by the licenses. Accordingly, the Corporation has not generated any revenues from the commercialization of its licensed products. A significant commitment of resources to conduct clinical trials and additional development will be required to commercialize most of the licensed products. There can be no assurance that the licensed products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by the Corporation in the commercialization of the licensed products will be recovered through sales, license fees or related royalties.

Lack of Revenues and History of Losses

The Corporation has not received any revenues from the commercialization of its licensed products and, since incorporation and up to December 31, 2003, has an accumulated deficit of $38.5 million. The Corporation expects expenditures and the accumulated deficit to increase as it proceeds with its commercialization programs until such time as any sales, license fees and royalty payments generate sufficient revenues to fund its continuing operations.

Risks of Pre-Clinical and Clinical Testing

The Corporation is not able to predict the results of pre-clinical and clinical testing of drug products, including the Corporation's licensed products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of the Corporation's licensed products will yield satisfactory results that will enable the Corporation to progress toward commercialization of such products. Unsatisfactory results may cause the Corporation or its licensors or other partners to reduce or abandon future testing or commercialization of particular drug products, and this may have a material adverse effect on the Corporation's business, financial condition and results of operations.

Patents and Proprietary Rights

The Corporation's success will depend, in part, on the ability of the Corporation and its licensors to obtain patents, maintain trade secrets protection, and operate without infringing on the proprietary rights of third parties or having third parties circumvent the Corporation's rights. Certain licensors and the institutions that they represent, and in certain cases, the Corporation on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, important legal principles are largely unresolved. There can be no assurance that the patent applications made in respect of the licensed products will result in the issuance of patents, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or the Corporation will provide the Corporation with any competitive advantages, that the patents of others will not impede the ability of the Corporation to do business or that third parties will not be able to circumvent the patents obtained in respect of the licensed products. The cost to the Corporation of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products, or, if patents are issued, design around the patent for the product. There can be no assurance that processes or products of the Corporation's licensors or the Corporation do not or will not infringe upon the patents of third parties, or that the scope of patents issued to the Corporation's licensors or the Corporation will successfully prevent third parties from developing similar and competitive products.

The Corporation is aware of US patent #5,770,195 granted to Genentech, Inc., for the anti-cancer use of EGFr MAbs in combination with a cytotoxic agent. The Corporation is also aware of US patents granted to others in this field. In April 2001 Rorer International (Overseas) ("Rorer") was issued the US patent #6,217,866 which includes claims to any antibody targeting the EGFr administered with any anti-neoplastic agent. A counterpart patent has been granted in Europe. The Corporation has filed an opposition to the grant of the European patent. The Corporation believes that the Rorer patents are licensed to ImClone Systems Inc. ("ImClone"). In addition, the Corporation is aware of a separate series of national patent applications filed by ImClone, and represented by EP1080113, claiming the anti-cancer use of radiation in combination with any inhibitor of any receptor tyrosine kinase that is involved in the genesis of tumours. ImClone is also reported to have filed a PCT application covering the use of EGFr MAbs to treat patients having tumours that do not respond to treatment with conventional therapies. The Corporation is also challenging ImClone's claims in respect of the radiation-related patent applications by filing additional prior art at the relevant national patent offices. The outcome of these challenges cannot be predicted, and there can be no assurance that the Corporation will succeed in challenging the validity or scope of patent claims by ImClone or any other patent applicant. The Corporation is also aware of US patent #6,303,123 owned by Aphton Corporation relating to the use of GnRH immunogenic conjugates to treat GnRH-dependent diseases, including prostatic hypertrophy, and is developing a strategy for addressing this patent should it prove relevant to the Corporation's commercial activities with Norelin.

There can be no assurance that litigation or other proceedings will not be commenced seeking to challenge patent protection or patent applications of the Corporation's licensors, or that any such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of patents related to the Corporation's licensed drug products may be significant. In addition, it is possible that others may claim rights in YM's licensed drug products, patents or patent applications. These other persons could bring legal actions against the Corporation, its licensors or its customers or licensees claiming damages and seeking to enjoin them from using, manufacturing and marketing the affected products or processes. If any such action were successful, in addition to any potential liability for damages, the Corporation could be required to obtain a license in order to continue to develop, use, license or market the affected product or process. There can be no assurance that the Corporation would prevail in any such action or that any required license would be made available or, if available, would be available on acceptable terms.

There may be risks related to certain of the Corporation's licenses for drug products originating from Cuba. Cuba is a socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State.

Much of the Corporation's know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that the Corporation will be able to meaningfully protect its trade secrets. To help protect its rights, the Corporation requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for the Corporation's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Further, the Corporation's business may be adversely affected by competitors who independently develop competing technologies, especially if no patents are obtained or only narrow patents are obtained in respect of the licensed products.


THE CORPORATION'S POTENTIAL INVOLVEMENT IN INTELLECTUAL PROPERTY LITIGATION COULD NEGATIVELY AFFECT THE CORPORATION'S BUSINESS

The Corporation's future success and competitive position depend in part upon the Corporation's ability to maintain its intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued to or licensed to the Corporation will not be challenged. The Corporation's ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who the Corporation believes are infringing the Corporation's rights and by defending claims brought by others who believe that it is infringing their rights. In addition, enforcement of the Corporation's patents in foreign jurisdictions will depend on the laws procedures in those jurisdictions. Even if such claims are found to be invalid, the Corporation's involvement in intellectual property litigation would likely have a material adverse effect on its business, results of operations and prospects. The Corporation's involvement in intellectual property litigation could result in significant expense to it, adversely affect the use or licensing of related intellectual property and divert the efforts of the Corporation's valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in the Corporation's favor.

Dependence on Collaborative Partners

The Corporation has negotiated or is in the process of negotiating collaborative arrangements with biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions, and is in the process of negotiating with corporate partners in connection with development, pre-clinical testing, clinical testing, manufacturing, marketing and commercialization of licensed products. The Corporation's strategy is to establish and maintain such collaborative arrangements in order to assist the Corporation with clinical and pre-clinical development, regulatory approvals and developing additional regulatory and marketing information. In addition, the Corporation generally plans to negotiate out-licensing agreements with selected manufacturers and marketers. There can be no assurance that the Corporation will be successful in maintaining its relationships with collaborative or corporate partners or in negotiating additional collaborative or out-licensing arrangements on terms acceptable to the Corporation or that any such collaborative arrangements will be successful. In addition, there can be no assurance that any arrangements between the Corporation and its collaborative partners will prevent others from entering into arrangements with such entities for the development or commercialization of similar products or that the collaborators will not be pursuing alternative technologies or developing products either on their own or in collaboration with others, including the Corporation's competitors. If the Corporation does not establish sufficient collaborative and out-licensing arrangements, it could encounter delays in product introductions or could find that the development, manufacture or sale of its licensed products could be materially adversely affected.

Rapid Technological Change

The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. There can be no assurance that developments by others will not render the Corporation's licensed products non-competitive or that the Corporation or its licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than the Corporation's licensed products and may be more effective or less costly than the Corporation's licensed products. In addition, other forms of medical treatment may offer competition to the licensed products. The impact of these factors could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Competition

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many competitors and potential competitors of the Corporation have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Corporation. Other companies may succeed in commercializing products earlier than the Corporation is able to commercialize its licensed products or in developing products that are more effective than the licensed products. While the Corporation will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render products licensed by the Corporation obsolete or uncompetitive or result in treatments or cures superior to the licensed products, or that the licensed products will be preferred to any existing or newly developed technologies.

Manufacturing

The Corporation has not commercially launched any of the licensed products and has no manufacturing experience. To be successful, the licensed products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. The Corporation does not have and does not intend to acquire facilities for the production of the licensed products although it may invest in the ownership of production facilities if appropriate opportunities are available. In some cases, the Corporation's licensed products are expected to be manufactured by the relevant licensor or a related party. In particular, under applicable license arrangements, CIMAB has the right, subject to certain terms and conditions, to supply the licensed drug substances (namely, TheraCIM, Radio TheraCIM, TGF(alpha) Vaccine and HER-1 Vaccine) to any sub-licensees. There can be no assurance that such entities will be able to develop adequate manufacturing capabilities for commercial scale quantities. Alternatively, the Corporation or its licensor may contract with third parties to manufacture the licensed products. There can be no assurance, however, that the Corporation or its licensor will be able to reach satisfactory arrangements with any of such parties or that such arrangements will be successful. All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of the Corporation's licensed products.

Reliance on Key Personnel

The Corporation is dependent on certain members of its management and scientific staff, the loss of services of one or more of whom could adversely affect the Corporation. Currently, the Corporation does not have employment agreements with any of its management or scientific staff. In addition, the Corporation's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. Although the Corporation has done so in the past and expects to be able to do so in the future, there can be no assurance that the Corporation will be able to successfully attract and retain skilled and experienced personnel.

Potential Product Liability

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Corporation currently maintains clinical trial liability insurance with an ultimate net loss value of up to $5 million per claim and policy aggregate of $10 million. The Corporation currently has no other product liability insurance and there can be no assurance that it will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the licensed products. A product liability claim brought against the Corporation, or a product withdrawal, could have a material adverse effect upon the Corporation and its financial condition.

Ability to Maintain the Licenses

The Corporation has obtained its rights to the licensed products under license agreements from various third party licensors. The Corporation is dependent upon the licenses for its rights to the licensed products and commercialization of the licensed products. While the Corporation believes it is in compliance with its obligations under the licenses, certain licenses may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that the licenses are enforceable or will not be terminated or converted. The termination or conversion of the licenses or the inability of the Corporation to enforce its rights under the licenses would have a material adverse effect on the Corporation. Terms of the licenses which management considers material to the undertaking of the Corporation are the subject of signed license agreements. Terms of certain remaining licenses are to be determined at a later date.

Although the Corporation's current licenses are governed by the laws of Ontario, their enforcement may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the United States and the Republic of Cuba. There can be no assurance that a court judgement or order obtained in one jurisdiction will be enforceable in another. In addition, as described under "Business of the Corporation - Licensing Arrangements", the Corporation has a number of license agreements with CIMAB, a Cuban company responsible for commercializing products developed at CIM and the product licensed from CBQ. As is the case in many developing states, the commercial legal environment in Cuba is in a formative stage and may be subject to greater political risk. It is possible that the Corporation may not be able to enforce its legal rights in Cuba or against Cuban entities to the same extent as it would in a country with a more developed commercial and legal system. Termination of the Corporation's license arrangements or difficulties in enforcement of such arrangements may have a material adverse effect on the Corporation's business, operations and financial condition.

Reliance Upon the Licensors

The Corporation does not conduct its own basic research with respect to the identification of new products. Instead, the Corporation relies upon research and development work conducted by others as a primary source for new products. While the Corporation expects that it will be able to continue to identify licensable products or research suitable for licensing and commercialization by the Corporation, there can be no assurance that this will occur.

Risks Associated With Obtaining Regulatory Approval for Drug Products

Securing regulatory approval for the manufacture and sale of human therapeutic products in Canada and the Corporation's other territories is a long and costly process that is governed by a variety of statutes and regulations in those countries. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage, and control of marketing activities, including advertising and labelling.

The Corporation's licensed products will require additional development, certain confirmatory and clinical testing and investment of significant funds to progress toward commercialization. There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining regulatory approval is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect the Corporation thereby adversely affecting operations. Further, there can be no assurance that the Corporation's licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in the Corporation's territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in Government Regulation

The Corporation has, or has had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Canada, Cuba, Italy, the United States and the United Kingdom and depends upon the validity of its licenses and access to the data from the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond the control of the Corporation and may adversely affect its business. The business of the Corporation may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond the control of the Corporation and the effect of any such changes cannot be predicted.

Country Risks

The Corporation conducts it business internationally. The Corporation currently licenses products and technologies from sources in Canada and Cuba. The Corporation intends to, and may, license products from sources in other jurisdictions. The Corporation conducts clinical trials in Canada, Cuba, the United Kingdom and the United States and intends to, and may, conduct clinical trials in other jurisdictions. There can be no assurance that any sovereign government, including Canada's, will not establish laws or regulations that will not be deleterious to the interests of the Corporation. There is no assurance that the Corporation, as a foreign corporation, will continue to have access to the regulatory agencies in Cuba, the United Kingdom, and the United States, and there can be no assurance that the Corporation will be able to enforce its licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on the Corporation and its financial condition and results of operations. In addition, the value of the Corporation's licenses will depend upon no punitive or prohibitive legislation in respect of biological materials.

The Corporation has licensed products from two academic institutes in Cuba. The United States has maintained an embargo against Cuba, administered by the Office of Foreign Assets Control of the US Department of the Treasury ("Treasury"). The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the "Helms-Burton Bill"). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Bill will not be enforced in Canada. The US embargo could have the effect of limiting the Corporation's access to US capital, US finance, US customers and US suppliers. In particular, the Corporation's products licensed from Cuban sources, including TheraCIM, RadioTheraCIM, the TGF(alpha) Vaccine, the HER-1 Vaccine and the G-1 anti-microbial product, are likely to be prohibited from sale in the United States unless the Office of Foreign Assets Control of Treasury issues a license or the embargo is lifted.

The Helms-Burton Bill authorizes private lawsuits for damages against anyone who "traffics" in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. The Corporation does not own any property in Cuba and, to the best of the Corporation's knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors from where the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. However, there can be no assurance that the Corporation's understanding in this regard is correct. The Corporation does not intend to traffic in confiscated property.

Passive Foreign Investment Company

The Corporation may be deemed to be a "Passive Foreign Investment Company". See "Item 10 - United States Federal Income Tax Considerations - U.S. Holders". As a result, a U.S. Holder of the Corporation's Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. Holder's Common Shares or upon the receipt of "excess distributions".

Need for Future Capital and Uncertainty of Additional Funding

The Corporation may require additional funding for the commercialization of the licensed products, and it will require additional funds if new products are licensed and put into development. To the extent that the Corporation is unable to fund such expenditures from sales, license fees and royalties, it may be necessary to access either the public markets or private financings whenever conditions permit. In addition, the Corporation has no established bank financing arrangements and there can be no assurance that the Corporation will be able to establish such arrangements on satisfactory terms. Such financing, if required and completed, may have a dilutive effect on the holdings of persons who hold Common Shares. There is no assurance that such financing will be available if required, or that it will be available on favourable terms.

Possible Volatility of Share Price

The trading price of the Corporation's Common Shares, as with many emerging biopharmaceutical companies, is likely to be highly volatile. Factors such as the efficacy of the Corporation's products or the products of the Corporation's competitors, announcements of technological innovations by the Corporation or its competitors, governmental regulations, developments in patents or other proprietary rights of the Corporation, its licensors or its competitors, litigation, fluctuations in the Corporation's operating results, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of the Common Shares.

International Taxation

Given the intended international scope of its operations, the Corporation may be subject to taxation by more than one country.

                       ITEM 4: INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

YM BioSciences Inc. was incorporated under the laws of Ontario on August 17, 1994 and on December 11, 2001 it continued into the Province of Nova Scotia under the Nova Scotia Companies Act. The head office and principal place of business of the Corporation is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, telephone number (905) 629-9761. The registered office of YM BioSciences is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

The Corporation was founded in 1994 to acquire rights to develop drug products. The Corporation is principally focused on cancer therapeutics.

In 1995 the Corporation secured its first drug licenses and its initial financing. The Corporation initially licensed a range of drug products at various stages of assessment and development, including certain of the Corporation's current anti-cancer products and its anti-microbial product. In 1998, the Corporation determined to concentrate on anti-cancer products, while retaining its interest in anti-microbials. The Corporation has used funds raised in its initial financing and subsequent financings in 1997, 1999, 2000, 2002 and 2003 to advance certain of its licensed drug products through clinical trials in Canada, the United States of America and Europe, and to expand its portfolio of anti-cancer products by licensing additional drug products in later stages of development. In addition, the Corporation licensed certain drug products that were in pre-clinical development for which it is participating in development costs. See "Business of the Corporation - Products in Clinical Development" and "- Products in Pre-Clinical Development".

Investments in capital assets totaled $90,447 during the last three full fiscal years and the subsequent six month period ended December 31, 2003. Such investments consisted primarily of leasehold improvements and office computer equipment.

                                                        Capital Expenditures          Capital Dispositions
     ------------------------------------------------ -------------------------- -------------------------------
     Six-month period ended December 31, 2003                  $3,724                          $0
     Year ended June 30, 2003                                  $2,361                          $0
     Year ended June 30, 2002                                  $2,808                          $0
     Year ended June 30, 2001                                  $81,554                         $0

There are no principal capital expenditures and divestitures currently in progress.

There is no indication of any public takeover offers by third parties in respect of the YM's shares or by YM in respect of other companies' shares which have occurred during the last and current financial year.

B. BUSINESS OVERVIEW.

Overview

The Corporation is a biopharmaceutical company engaged in the development of drugs primarily for the treatment of cancer. YM in-licenses substances designed for use in anti-cancer therapy in order to advance them along the regulatory and clinical pathways toward commercial approval. The Corporation's licenses generally cover the major market countries of the developed world (including Canada, the United States of America, Japan and Western Europe) or are world-wide. The Corporation uses its expertise to manage and perform what it believes are the most critical aspects of the drug development process which include the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights and the interaction with drug regulatory authorities internationally. YM concentrates on drug development and does not engage in drug discovery, avoiding the significant investment of time and capital that is generally required before a compound is identified and brought to clinical trials. YM both conducts and out-sources clinical trials and out-sources the manufacture of clinical materials to third parties.

The Corporation's current portfolio of products in clinical development includes three anti-cancer agents (a small molecule, a vaccine and a monoclonal antibody) in a number of formulations targeting seven different tumours and/or stages of cancer. The Corporation also has licensed rights to two additional anti-cancer immunotherapies in pre-clinical development. The Corporation intends to license the rights to manufacture and market its drug products to other pharmaceutical companies in exchange for license fees and royalty payments and to continue to seek other in-licensing opportunities in pursuing its business strategy. The Corporation does not currently intend to manufacture or market products although it may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing or co-development rights to specific drugs.

Business Strategy

The Corporation is principally focused on development of drugs for the treatment of cancer. YM's strategy is to license rights to promising drug products, further develop those products by conducting and managing clinical research and trials and progressing the products toward regulatory approval, and sub-license or out-license rights to manufacture and/or market resulting drug products to other pharmaceutical firms in exchange for royalties and license fees. The Corporation seeks to use its product development capabilities to bridge discoveries and research from scientific/academic institutions or other biopharmaceutical companies, on the one hand, with commercial manufacturing and marketing of biopharmaceutical products, on the other hand.

The main elements of the Corporation's business strategy are described below:

Identification of Product Candidates. The Corporation directly performs scientific evaluation and market assessment of biopharmaceutical drug products and research developed by scientific/academic institutions and other biopharmaceutical companies. As part of this process, the Corporation evaluates the related scientific research and pre-clinical and clinical research, if any, and the intellectual property rights in such products and research, with a view to determining the therapeutic and commercial potential of the applicable product candidates.

In-Licensing. Upon identifying a promising biopharmaceutical drug product, the Corporation seeks to negotiate a license to the rights for the product from the holder of those rights, the developer or researcher. The terms of such licenses vary, but generally the Corporation's goal is to secure licenses that permit it to engage in further development, clinical trials, intellectual property protection (on behalf of the licensor or otherwise) and further licensing of manufacturing and marketing rights to any resulting drug products. This process of securing license rights to drug products is commonly known as "in-licensing".

Further Development. Upon in-licensing a drug, the Corporation's strategy is to apply its skills and expertise to progress the products toward regulatory approval and commercial production and sale in major markets. These activities include implementing intellectual property protection and registration strategies, performing or having performed for it, pre-clinical research and testing, the formulating or reformulating of drug products, making regulatory submissions, performing or managing clinical trials in target jurisdictions, and undertaking or managing the collection, collation and interpretation of clinical and field data and the submission of such data to the relevant drug regulatory authorities in compliance with applicable protocols and standards.

Out-Licensing. The Corporation generally plans to further license manufacturing and marketing rights to its licensed drug products to other pharmaceutical firms. This is commonly known as "out-licensing". Under the Corporation's business model, licensees would be expected, to the extent necessary, to participate in the remaining clinical development required to obtain final regulatory approval for the product. The Corporation expects that out-licensing would result in a pharmaceutical company or other licensee marketing or manufacturing the product in return for licensing fees in addition to royalties on any sales of the product. Management believes this model is consistent with current biotechnology and pharmaceutical industry licensing practices. In addition, although out-licensing is a primary strategy of the Corporation, the Corporation may retain co-development or marketing rights to particular drug products or territories. To date, the Corporation has out-licensed one of its products in certain European countries, and has entered into an agreement-in-principle to permit the licensor of its two anti-cancer pre-clinical products to license those products to a third-party, subject to certain government and corporate approvals. See "Licensing Arrangements-Out-Licensing".

The Corporation actively searches for new product opportunities using the relationships of its management and advisory team and continuous monitoring of the academic and biotechnology environment in cancer treatment developments. The Corporation's staff analyses and evaluates opportunities and continuously reviews them. In addition, the Corporation has existing rights of first refusal in certain of its existing license agreements for certain additional products and extensions to existing products. The Corporation intends to seek other in-licensing opportunities in pursuing its business strategy.

Cancer and Cancer Therapeutic Market

Worldwide, an estimated 10 million people are diagnosed with some type of cancer annually. In North America, where the incidence is approximately 1.25 million cases per year, cancer is the second leading cause of disease-related death, behind cardiovascular disease which it is predicted to surpass in the next few years. The principal reasons for this projection appear to be the aging population in more developed countries, environmental issues related to industrial development, and improvements in the treatment of cardiovascular disease. North America, Europe and Japan are the principal markets for cancer therapies because of the established healthcare and payor systems.

The principal types of cancer in the United States, accounting for approximately 55% of the incidence of all cancers, based on management analysis, are prostate (16%), breast (14%), lung (14%) and colorectal (11%). These four types of cancer are also responsible for the highest combined mortality, accounting for approximately 50% of all cancer deaths in the United States. Bladder, ovarian, brain and oral cancer, as well as lymphoma, leukemia and melanoma account for the majority of the balance of cancer deaths. The incidence of a particular cancer varies greatly between continents, principally because of diet and habit. For instance, the incidence of prostate cancer appears to be significantly higher in the United States than in Europe.

Surgery, radiation and chemotherapy remain the principal effective treatments for cancer. Although there is an ongoing debate about the value of chemotherapeutics with regards to prolongation of life, their palliative value has resulted in significant improvements in quality of life for cancer sufferers. In addition, although the reason is not clearly understood, current cancer drugs are effective in only a subpopulation of individuals with the same disease. Notwithstanding this, revenues in the global oncology market were reported to be approximately US$20 billion in 2003, and are expected to increase to over US$45 billion by 2011. The use of cancer therapies is forecast to increase as diagnostics methods improve (as already demonstrated in prostate cancer) and, particularly, as more effective treatments are developed.

Numerous new approaches to cancer are currently in clinical trials. As targets become validated and technologies improve, research is beginning to yield therapeutic approaches that appear to be more effective than existing ones. Monoclonal antibodies were first described in 1978, and are now beginning to yield commercially viable therapeutic products, such as Rituxan(R), the first monoclonal treatment for cancer, approved by the United States Department of Health and Human Services Food and Drug Administration ("FDA") in 1998. The Corporation is aware of only four monoclonal antibodies approved in the United States for the treatment of cancer, Rituxan(R), Campath(R), Herceptin(R) and Mylotarg(R) although many more are in development. A second approach to cancer treatment, therapeutic cancer vaccines, has been under development for many years, and the first such vaccine, Melacine(R), was approved in 1999 in Canada.

PRODUCTS IN CLINICAL DEVELOPMENT

The Corporation has an interest in three anti-cancer agents (a small molecule, a vaccine and a monoclonal antibody) in a number of formulations targeting seven different tumours and/or stages of cancer. The Corporation has also licensed rights to two additional anti-cancer immunotherapies in pre-clinical development. A number of these involve newer approaches to the treatment of cancer and include two formulations of a monoclonal antibody, TheraCIM and RadioTheraCIM, and an anti-cancer therapeutic vaccine, Norelin, currently in clinical development as well as two anti-cancer therapeutic vaccines, HER-1 and TGF(alpha), in preclinical development. The Corporation's lead product, tesmilifene, is a chemical that enhances the activity of known chemotherapeutics. The Corporation's drug products target some of the most common cancer indications, including breast and prostate (early-stage as well as metastatic disease). YM is also pursuing several smaller cancer indications including head-and-neck cancer, brain cancers and certain indications with orphan drug designations. The successful development of most of the
Corporation's drugs in the initial indications would suggest that they could continue to be developed in multiple indications.

Tesmilifene

Background:

Tesmilifene is a small molecule anti-cancer drug with multiple modes of action that enhances the activity of traditional chemotherapy agents. Its chemical designation is N,N-diethyl-2[4-phenylmethyl)] ethanamine hydrochloride. It has demonstrated synergistic effects with anthracyclines in late-stage clinical trials and with taxanes, 5-FU and platins in earlier-stage clinical and pre-clinical studies.

Clinical Experience and Development Plans:

Tesmilifene has been administered to more than 460 cancer patients and demonstrated to be well tolerated. The product has been approved by either or both of the FDA and the Canadian drug regulatory agency of the Therapeutic Products Directorate, Health Canada ("Health Canada") for use in numerous clinical trials including:

      a) Phase I/II study of tesmilifene alone and in combination with doxorubicin in patients with metastatic breast cancer;

      b)    Phase  I/II  study  of  tesmilifene  in  combination   with  various
            anti-neoplastic agents;

      c)    Phase   I/   II   study   of   tesmilifene   in   combination   with
            cyclophosphamide  in  patients  with   hormone-refractory   prostate
            cancer;

      d)    Phase II trial of  tesmilifene  plus  doxorubicin  in patients  with
            metastatic   breast   cancer;

      e) Phase II pilot study of mitoxantrone/prednisone plus tesmilifene in patients with symptomatic hormone-refractory metastatic prostate cancer;

      f) Phase II combination study of tesmilifene with doxorubicin and taxol in advanced breast cancer;

      g) Randomized Phase III trial of tesmilifene plus doxorubicin in patients with metastatic breast cancer;

      h) Phase II combination study of tesmilifene with various taxanes in first-line metastatic breast cancer;

            and

      i) Randomized Phase III trial of tesmilifene plus epirubicin and cyclophosphamide in patients with metastatic breast cancer.

In October, 2003 the FDA provided clearance to the Corporation to initiate a Phase III trial, the design and endpoints of which were subject to a positive review by the FDA in March, 2003 under a process known as Special Protocol Assessment ("SPA"). An SPA is intended to provide official evaluation of, and agreement with, a protocol and endpoints to form the basis of a new drug application. In November, 2003 the Corporation received approval, from the FDA to apply an "adaptive design" to the pivotal trial for which the SPA had approved the protocol. This adaptive design, which in the case of YM's pivotal trial provides for "sequential analysis", permits the independent Data Monitoring Board ("DMB") to review the status of the patients in the trial and to conclude, at any point during the trial, whether the trial should be stopped because of sufficient evidence of the effect of tesmilifene; continued for the purpose of increasing the numbers of the patients in the trial; or stopped because of the absence of any effect (futility) of the drug in patients with metastatic breast cancer. This sequential analysis can be applied at any point during the trial. The FDA has advised the Corporation that the first interim analysis of the data generated under this process may take place after 192 deaths have occurred in the patient population of the trial. Sequential analysis differs significantly from the classical trial design which requires enrollment of the full number of patients contemplated in the original protocol prior to which no review of the patients may take place except with a considerable statistical penalty being paid by the sponsor for the trial results. Under a sequential analysis a positive outcome would permit shortened time to approval, and thus to market. This shortened time period would also have the effect of "patient sparing" so that in the event of success no patients continue in the control arm and in the event of futility no additional patients are enrolled.

The Corporation has initiated the above-mentioned international Phase III trial of tesmilifene in metastatic breast cancer in 700 patients. The FDA has agreed that the trial may be stopped after 192 patient events (deaths) have been recorded provided that certain results have been achieved, as determined by the DMB.

As of the date of this registration statement, the Corporation has contracted with Pharm-Olam International, Ltd., a clinical research organization ("CRO"), to conduct this Phase III trial internationally.

The SouthWest Oncology Group, a US National Cancer Institute-supported cancer clinical trials cooperative group, has advised the Corporation that it proposes to undertake a randomized Phase II trial in which tesmilifene is to be combined with mitoxantrone (Novantrone(R))/prednisone and compared to results in patients to be treated with taxotere/estramustine/calcitriol for advanced, metastatic, hormone-refractory prostate cancer.

The Corporation has completed a US/Canadian Phase II trial of tesmilifene in 29 patients in combination with mitoxantrone (Novantrone(R))/prednisone for the treatment of metastatic, hormone-refractory prostate cancer. Preliminary results from this trial were presented at the annual meeting of the American Society of Clinical Oncology ("ASCO") in May 2002. Those data demonstrated a response rate (greater than 70%) in patients and suggested that tesmilifene increased the efficacy of mitoxantrone/predisone compared with mitoxantrone/prednisone in historical controls, as determined by objective pain reduction and decreased PSA levels. Objective pain reduction is measured using a specific pain-related questionnaire and by discontinuance or reduction of treatment with analgesics. Results of the trial have been published in a major oncology journal.

The National Cancer Institute of Canada ("NCIC") and Bristol-Myers Squibb Company ("BMS"), the then-licensee of tesmilifene, designed and conducted a global, open-label, randomized Phase III study of tesmilifene/doxorubicin versus doxorubicin alone in metastatic breast cancer with tumour response and progression-free-survival as primary endpoints and overall survival as a secondary endpoint. A planned interim analysis failed to demonstrate improvement in tumour response and progression-free-survival and BMS terminated all clinical development. However, the 305 patients then enrolled in the study were followed by NCIC for overall survival. At the 2001 ASCO meeting, two years after the decision by BMS to terminate development, the NCIC reported that an increase in overall survival of greater than 50% was seen in those patients who had received the tesmilifene/doxorubicin combination compared with patients receiving doxorubicin alone (23.6 months vs. 15.6 months; p<0.03, as adjusted). Results of the trial have been published in a major oncology journal.

Manufacturing:

Tesmilifene is a small molecule that is inexpensive and simple to manufacture through a two-step chemical process. The tesmilifene active drug substance is currently manufactured at Fabbrica Italiana Sintetici in Italy and is formulated into final drug product by Chesapeake Biological Laboratories Inc. in the United States. Both of these suppliers operate facilities meeting GMP standards. The Corporation has not at this time engaged in detailed discussions regarding commercial scale manufacturing of tesmilifene, however, the Corporation believes that numerous fine chemical manufacturers worldwide would be able to manufacture this compound at commercial scale.

Intellectual Property:

Aspects of tesmilifene, including its anti-cancer uses, are the subject of patents that have issued in the United States, Europe, Japan, Canada and Australia. Tesmilifene's cytoprotective end-use is the subject of other patents granted or pending in major markets. In addition, the drug's use in combination with doxorubicin to treat breast cancer is the subject of a recent patent application in the United States. The Corporation has obtained its rights to such patents principally under a license agreement with University of Manitoba and CancerCare Manitoba and also by assignment from its consultant, Vincent Research & Consulting Inc. See "- Licensing Arrangements".

Competitive Position:

The primary competition for tesmilifene is other enhancers of standard chemotherapies and possibly the market reduction for those chemotherapies from the introduction of new drugs for tesmilifene's target conditions. Competition appears to be principally from antisense drugs and pGp inhibitors.

Avastin from Genentech Inc. is being developed as an inhibitor of vascular endothelial growth factor (VEGF) and its activity, while a different approach, could be competitive with tesmilifene.

Antisense drugs (including Genasense from Genta Incorporated, GTI 2501 from Lorus Therapeutics Inc. and ISIS 2503 from ISIS Pharmaceuticals) have the potential to become competitive for tesmilifene as chemopotentiators.

To the knowledge of the Corporation only one pGp inhibitor, Zosuquidar-LY335979 from Eli Lilly and Company, continues in clinical development.

The development of new drugs for metastatic breast cancer could reduce the size of the market for currently used chemotherapeutics which tesmilifene is demonstrated to enhance. To the knowledge of the Corporation there are more than 300 Phase III studies in metastatic breast cancer currently underway.

TheraCIM and RadioTheraCIM

Background:

TheraCIM, targeting the EGFr, is a humanized MAb. The EGFr is present at high concentrations on the surface of many cancer cells and it is postulated that the binding of ligands to this receptor is important in the continuing growth of cancer cells. TheraCIM blocks this binding resulting in the potential for direct inhibition of cell growth or, possibly, cell destruction by the immune system. Improved tumour responses have been reported when MAbs are combined with other anti-cancer treatments.

The Corporation's EGFr MAb is being developed in the following formulations:

     --------------------- ------------------- -------------------------------------------------------
     TheraCIM              Naked               Administered in combination with conventional
                           Antibody            radiation therapy.
     --------------------- ------------------- -------------------------------------------------------

     RadioTheraCIM         Radiolabelled  For  local  injection   directly  into
                           tumour resection  Antibody  cavities,  such as in the
                           treatment of brain cancers.

     --------------------- ------------------- -------------------------------------------------------


The discussion below on Manufacturing and Competitive Position refers to TheraCIM.

Clinical Experience - TheraCIM:

In fiscal 2004, the Corporation plans to undertake a randomized Phase II trial in head-and-neck cancer. Further, the Corporation understands that certain new trials will be initiated in Europe by the Corporation's licensee in 2004.

The Corporation has also been advised that recruitment for a randomized Phase III, 84 patient study in head-and-neck cancer with TheraCIM together with radiation being conducted by the Corporation's licensor, CIM is ongoing and a CIM-sponsored single-arm Phase II glioma study of the drug with radiation is also ongoing.

In the first quarter of calendar 2003, the Corporation completed recruitment for its Phase II clinical trial of TheraCIM in patients with locally advanced head-and-neck cancer. Twenty-four fully evaluable patients were recruited in five sites across Canada. The side effects seen to date in this study appear to be less severe than those previously noted with the current standard-of-care, chemoradiation, with no apparent loss of effectiveness of the combination therapy. TheraCIM appears to sensitize tumours to the degree that patients receiving the antibody appear to have in excess of twice the response rate to radiation than that reported for patients receiving radiation alone.

A previous Phase I/II trial for which recruitment was completed in the third quarter of calendar 2002 and conducted by the Corporation's licensor, resulted in 24 fully evaluable patients receiving TheraCIM with radiation. This trial demonstrated a significant benefit compared to radiation alone (greater than 60% complete response compared to approximately 30% complete response expected from radiation alone).

In July 2001, YM BioSciences received approval from Health Canada, to initiate a Phase I/II study of TheraCIM hR3 in conjunction with radiotherapy in patients with brain cancer resulting from metastases from non-small-cell lung cancer. YM has postponed implementing this trial while it evaluates the results of trials of competitive approaches to treatment of this condition.

Clinical Experience - RadioTheraCIM:

In May 2003, data were presented at ASCO, the American Society of Clinical Oncology annual meeting, of an investigator-led trial utilizing an Yttrium-90-labeled version of TheraCIM in 45 patients, post-excision, with glioma. It was concluded that this method is feasible and warrants further study. Since the trial is physician-sponsored, neither the Corporation nor CIM, the supplier of the RadioTheraCIM, control the conduct of the trial.

Manufacturing:

The current manufacturing processes for TheraCIM are not able to produce sufficient material to satisfy long-term requirements. Currently, the Corporation's licensor manufactures the product. Product from this plant has been approved for use in a clinical trial in Canada. The plant operates according to GMP principles and its cGMP compliance status has been reviewed on behalf of the Corporation by industry experts. However, the facility has not been inspected by a non-Cuban regulatory agency and the Corporation recognizes that the manufacturing facility has to meet GMP standards in order to supply product for more advanced clinical trials. Consequently, in 1999, the Corporation entered into a collaboration with the Biotechnology Research Institute ("BRI") of the National Science and Engineering Research Council of Canada ("NSERC") in order to fund the development of a manufacturing process to produce clinical grade material on a commercial scale. This collaboration yielded promising results, and the Corporation is currently working to develop a validated commercial scale manufacturing process and generate data required to satisfy applicable regulatory requirements.

The Corporation's license agreement for TheraCIM contemplates manufacturing of the product by CIMAB S.A ("CIMAB"), or a supplier contracted by CIMAB. Should CIMAB agree to alternative manufacturing arrangements, such as a sub-licensee of CIMYM manufacturing the product, the loss of manufacturing benefits to CIMAB may be reflected in a lower license fee and royalty payable to CIMYM than if manufacturing remains with CIMAB.

Intellectual Property:

Aspects of TheraCIM, including claims to the antibody and its formulation, are the subject of patents that have issued in the United States and Canada and a patent application that has been granted in Europe. In addition, the combination of any EGF-based passive immunization (such as TheraCIM) together with any EGF-based active immunization is the subject of Patent Cooperation Treaty ("PCT") and United States patent applications. The Corporation has obtained its rights to such patents under a license agreement with CIMAB, the company responsible for the commercialization of products developed at CIM and CBQ. See "- Licensing Arrangements".

The Corporation is aware of US patent #5,770,195 granted to Genentech, Inc., for the anti-cancer use of EGFr MAbs in combination with a cytotoxic agent. The Corporation is also aware of US patents granted to others in this field. In April 2001, Rorer International (Overseas) ("Rorer") was issued the US patent #6,217,866 which includes claims to any antibody targeting the EGFr administered with any anti-neoplastic agent. A counterpart patent has been granted in Europe. The Corporation has filed an opposition to the grant of the European patent. The Corporation believes that the Rorer patents are licensed to ImClone Systems Inc. ("ImClone"). In addition, the Corporation is aware of a separate series of national patent applications filed by ImClone, and represented by EP1080113, claiming the anti-cancer use of radiation in combination with any inhibitor of any receptor tyrosine kinase that is involved in the genesis of tumours. ImClone is also reported to have filed a PCT application covering the use of EGFr MAbs to treat patients having tumours that do not respond to treatment with conventional therapies. The Corporation is also challenging ImClone's claims in respect of the radiation-related patent applications by filing additional prior art at the relevant national patent offices. The outcome of these challenges cannot be predicted, and there can be no assurance that the Corporation will succeed in challenging the validity or scope of patent claims by ImClone or any other patent applicant. The Corporation has not incurred material expenses in connection with the challenges to ImClone's radiation-related patent application. See "Risk Factors - Patents and Proprietary Rights".

The manufacturing of TheraCIM may fall within the scope of process patents owned by Protein Design Labs Inc., Genentech, Inc., and the Medical Research Council of the United Kingdom. Management is aware that some of these process patents are currently being challenged by companies other than YM. In the event any of the applicable process patents are upheld, management believes it will be able to obtain licenses under such patents on commercially reasonable terms, though there can be no assurance thereof.

Competitive Position:


To the knowledge of the Corporation, other companies that are involved in the development of monoclonal antibody cancer therapeutics directly related to the Corporations efforts include Abgenix Inc./Amgen, Genmab A/S, ImClone/BMS, and Merck KGaA. The Corporation understands that OSI Pharmaceuticals, Inc. ("OSI") in concert with Genentech and Roche and AstraZeneca PLC ("AstraZeneca") has small molecules designed to target the tyrosine kinase domains of EGF receptors. Iressa(R) has been approved in twenty countries, including Japan and the USA for third line monotherapy of NSCLC. OSI reported that it has positive survival data in a phase III monotherapy study in treatment refractory NSCLC. Tarceva(TM) is under a rolling NDA submission in the USA for NSCLC. Erbitux(R) is approved in the USA and Switzerland for metastatic colorectal cancer in combination with irinotecan in the irinotecan-refractory patients. Erbitux(R) is under review by other regulatory agencies including EMEA the European regulatory agency.

OSI's product, TarcevaTM, is reported to be in co-development with F.Hoffmann-LaRoche Ltd. and Genentech, Inc. and is reported to be in numerous trials in various indications including Phase III registration studies. See "- Competition".

Norelin TM

Background:

Originally developed by Biostar Inc. ("Biostar"), NorelinTM is an active specific immunotherapy agent that harnesses the immune system to block the activity of the master hormone GnRH, which controls the production of both male and female sex hormones. These hormones bind to receptors in malignant cancer cells and promote the growth and spread of cancer. By eliciting an antibody response to GnRH, NorelinTM is designed to block GnRH from reaching its receptors in the pituitary gland, thus reducing the amount of sex hormones in circulation and thus reducing their effect on tumour growth. NorelinTM consists of an adjuvant combined with the immunogen, the drug substance IPS-21, a proprietary carrier protein that is a non-toxic fragment of P. haemolytica, flanked by eight copies of GnRH on both ends. Extensive testing by Biostar of IPS-21 and product formulations has been carried out in numerous domestic and laboratory species, using a range of adjuvants and doses. In pre-clinical testing, NorelinTM has been effective in inducing an antibody response to GnRH, which in turn reduced sex hormones to sterilization levels in the pre-clinical animal models assessed. In addition, a significant anti-tumour effect has been demonstrated in several animal models.

Clinical Experience:

In 2002, YM obtained a Clinical Trial Application approval from Health Canada for Norelin(TM) and a safety and immunogenicity study in patients with hormone-sensitive prostate cancer was initiated in the third quarter of calendar 2002. Patient enrolment for this trial was completed in January 2003 and preliminary results, released in June 2003, indicated that the vaccine was well tolerated and preliminary evidence of immune response was demonstrated in 50% of patients. The data demonstrated biological effect (decreased circulating levels of testosterone) in a number of patients. The presence of biological effect has encouraged the Corporation to pursue the further clinical development of this product in the immediate future.

Manufacturing:


Unlike MAbs, NorelinTM can be produced in a bacterial host such as E. coli. Numerous production facilities are available in North America and elsewhere. The drug substance was manufactured for Biostar by Diosynth Inc., located in North Carolina, USA, and the current drug product has been manufactured under cGMP conditions by the University of Iowa's Pharmaceutical Services Division, located in Iowa, USA. The Corporation is also aware of US patent #6,303,123 owned by Aphton Corporation relating to the use of GnRH immunogenic conjugates to treat GnRH-dependent diseases, including prostatic hypertrophy, and is developing a strategy for addressing this patent should it prove relevant to the Corporation's commercial activities with Norelin.

Intellectual Property:

Aspects of NorelinTM, including claims to the fusion protein, its synthesis and its formulation, are the subject of patents that have issued in the United States, and patent applications are pending in a number of other major markets. The Corporation has obtained its rights to such patents under a license agreement with Biostar. See "- Licensing Arrangements".

Competitive Position:

Although the Corporation is aware of numerous products in development for prostate cancer, the Corporation is aware of only three competing products in the GnRH vaccine field. Of the four products in development (including the Corporation's product), to the knowledge of the Corporation, a product by Aphton Corporation appears to be the most advanced, having reportedly completed Phase I testing and having reportedly commenced Phase II testing. The Corporation believes that the competitive vaccines are based on chemical synthesis and/or classical conjugation techniques, unlike NorelinTM which is produced in a bacterial host. As a result, the Corporation believes those competitive vaccines are complex mixtures of proteins that would be expected to be more difficult and expensive to produce than NorelinTM.

These vaccine products will seek to compete with existing treatments. Two existing products designed to induce chemical castration in the treatment of prostate cancer have been approved for marketing and in use for a number of years. These products, Lupron by TAP Pharmaceuticals and Zoladex by AstraZeneca, have a strong market presence.

PRODUCTS IN PRE-CLINICAL DEVELOPMENT

TGFa Cancer Vaccine

Background:

Human epidermal growth factors and their receptors are known to play an important role in both normal cell proliferation and in neoplastic growth. The EGFr is overexpressed in many human epithelial malignancies, including breast, bladder, ovarian, colon, lung, brain and esophageal cancer. In some tumours, EGFr overexpression is an indicator of a poor clinical prognosis. There are a number of ligands (proteins or peptides produced in the human body) that can bind to the EGFr and are postulated to promote cancer growth. These include EGF, TGFa, amphiregulin, heparin-binding EGF-like growth factor and betacellulin.

Rationale:

The most common ligand for the EGFr in human tissues is TGFa, which is often overexpressed in human epithelial malignancies. With this ligand, the EGFr forms a well-defined autocrine loop and there are numerous reports demonstrating the influence of the TGFa/EGFr system in human tumours. Increased production in the body of either EGFr or TGFa have been identified as early events in the progression of head-and-neck cancers. The autocrine loop EGFr/TGFa has also been found to be very important for the growth of human renal carcinoma cells. Furthermore, studies with both brain tumour cell lines and primary tumour tissues suggest that the TGFa and the EGFr function as an important autocrine loop in supporting proliferation of brain tumours. The relationship between TGFa and oncogenes is also established. One example is the relationship between TGFa and the oncogene c-myc. Overexpression of these genes is demonstrated in human cancers, suggesting that their interaction may be a critical step in malignant growth. Taken as a whole, these studies suggest that overexpression of EGFr and its ligand TGFa is frequent in human tumours.

Intellectual Property:

Aspectsof  the TGFa  Vaccine,  including  claims for vaccines  containing
TGFa, are the subject of patent applications that have been filed in all major markets including the United States. The TGFa Vaccine would also fall under the scope of the passive/active immunization claims described in connection with TheraCIM, above. The Corporation has obtained its rights to such patent applications under a license agreement with CIMAB. See "- Licensing Arrangements". The Corporation is party to an agreement in principle with CIMAB and CancerVax Corporation that would involve CIMAB granting a license for TGFa and HER-1 directly to certain subsidiaries of CancerVax Corporation and suspension of the Corporation's license for TGF(alpha) and HER-1, in return for certain payments. See "- Licensing Arrangements - Out-Licensing".

Current Status:

A TGFa/P64k fusion protein has been produced in E. coli and semi-purified. Immunized mice have mounted an anti-TGFa antibody response. A murine tumour model depending on TGFa expression for in vivo growth is currently under development.

HER-1 Based Cancer Vaccine

Background:

As described above, the EGF/EGFr system is an attractive target for cancer therapy. The EGFr is overexpressed in many malignant tumours of epithelial origin, such as breast, bladder, ovarian, colon, lung, brain and esophageal cancer. EGFr expression in human breast tumours has been correlated with a poor prognosis. Furthermore it has been demonstrated that expression of EGFr in breast tumour metastases is frequently elevated compared to the primary tumour, which suggests the involvement of EGFr in the metastatic process, though there can be no assurance thereof.

Although several MAbs against the EGFr, both naked and those associated with drugs, toxins or radioisotopes, are being evaluated for cancer immunotherapy, active specific immunotherapy with the EGFr itself has not, to the knowledge of the Corporation, been tested.

Rationale:

The HER-1 Vaccine project is aimed at developing a cancer vaccine composed of the extracellular domain of the human EGFr, presented in a Th1-pattern-inducing vehicle. An antibody response would block the interaction between EGFr and its ligands, provoking a cytostatic effect, but tumour shrinkage could also be induced by a cytotoxic T cell ("CTL") response.

Intellectual Property:

Aspects of the HER-1 Vaccine, including claims for vaccines containing HER-1, are the subject of patent applications that have been filed in the major markets including the United States. The HER-1 Vaccine would also fall under the scope of the passive/active immunization claims described in connection with TheraCIM, above. The Corporation has obtained its rights to such patent applications under a license agreement with CIMAB. See "- Licensing Arrangements". The Corporation is party to an agreement in principle with CIMAB and CancerVax Corporation that would involve CIMAB granting a license for TGF(alpha) and HER-1 directly to certain subsidiaries of CancerVax Corporation and suspension of the Corporation's license for TGF(alpha) and HER-1, in return for certain payments. (See "- Licensing Arrangements - Out-Licensing").

Current Status:

In the product, the cDNAs encoding the extra-cellular domain ("ECD") of the human and murine EGFr have been cloned into expression vectors, and stable cell lines secreting these ECDs appear to have been established. Mice were immunized with the ECD of the murine EGFr in different immunogenic preparations. Specific T cell proliferation and antibody titers above 1/1000 were obtained without severe toxicity. Pre-clinical tumour challenge experiments are ongoing.

G-1 Vinylfuran

Background:

G-1, a vinylfuran, is the lead compound in a family of anti-microbial agents. The properties of this molecule and related structures could result in a range of therapeutic products for bacterial and fungal infections affecting various systems of the body.

Clinical Experiences:

A cream formulation of the G-1 product did not satisfy the criteria in a Phase I study in the United Kingdom. However, the original ointment formulation appears to not have those difficulties. The ointment formulation is reported by the licensor to have has been tested successfully in both Phase I and Phase II trials. The licensor submitted results from its Phase III trial to CBQYM. CBQYM distributed marketing materials based on the trial results to pharmaceutical companies in order to elicit interest in sub-licensing the product.

Manufacturing:

The molecule is manufactured using conventional synthetic chemistry processes. Separate formulations for each anticipated method of application will be required as will the development of analytical and quality testing procedures to allow stability testing programmes to be initiated. The Corporation does not expect to experience significant difficulties in manufacturing the G-1 anti-microbial products.

The Corporation's license agreement for G-1 contemplates manufacturing of the product by CIMAB or a supplier contracted by CIMAB. Should CIMAB agree to alternative manufacturing arrangements, such as a sub-licensee of CIMYM manufacturing the product, the loss of manufacturing benefits to CIMAB may be reflected in a lower license fee and royalty payable to CIMYM than if manufacturing remains with CIMAB.

Intellectual Property:

Aspects of G-1, including the purified product, its synthesis, formulation and anti-microbial end-use, are the subject of a patent that has issued in Canada. In addition, patents for the synthesis of G-1 and its anti-microbial end-use have been granted in Japan. The Corporation has obtained its rights to such patents under a license agreement with CIMAB. Also, aspects of G-1, including the purified product, formulation, anti-microbial end-use, use of G1 as an anti-microbial medicament, and its use in the manufacture of an anti-microbial medicament are the subject of a patent that has issued in Europe. See "- Licensing Arrangements".

Competitive Position:

Although there are many agents currently available to treat infections, antibiotic resistance continues to be a major concern to health authorities worldwide. Many anti-microbial agents have a single mode of action, which means that mutation of the invading organism can render an antibiotic ineffective in very short order. Data generated on this family of molecules suggest that they have multiple modes of action by which bacteria or fungi can be killed, indicating that resistance is less likely to develop in the short term and that the agents could be useful against multi-resistant species.

COMPETITION

The biopharmaceutical industry is intensely competitive. Many companies, including other biopharmaceutical companies and biotechnology companies, are actively engaged in activities similar to those of the Corporation, including research and development of drugs for the treatment of cancer. More specifically, competitors for the development of new therapeutic products to treat cancer also focus on MAb-based cancer therapeutics, cancer vaccines and other approaches that are based on both active and passive immunotherapies and small molecule discovery and development. A 2001 survey by the Pharmaceutical Research and Manufacturers of America ("PhRMA") listed 402 new treatments for cancer that are currently being tested by researchers.


To the knowledge of the Corporation, other companies that are involved in the development of monoclonal antibody cancer therapeutics directly related to the Corporation's efforts include Abgenix Inc./Amgen, Genmab A/S, ImClone/BMS, and Merck KGaA. The Corporation understands that OSI in concert with Genentech and Roche and AstraZeneca has small molecules designed to target the tyrosine kinase domains of EGF receptors. Iressa(R) has been approved in twenty countries, including Japan and the USA for third line monotherapy of NSCLC. OSI reported that is has positive survival data in a phase III monotherapy study in treatment refractory NSCLC. Tarceva(TM) is under a rolling NDA submission in the USA for NSCLC. Erbitux(R) is approved in USA and Switzerland for metastatic colorectal in combination with irinotecan in irinotecan-refractory patients. Erbitux(R) is under review by other regulatory agencies including EMEA the European regulatory agency.

The Corporation expects to encounter significant competition for the pharmaceutical products it is developing and plans to develop in future. Many of the Corporation's competitors have substantially greater financial and other resources, larger research and development capabilities and more extensive marketing and manufacturing organizations than the Corporation. In addition, some such companies have considerable experience in pre-clinical testing, clinical trials and other regulatory approval procedures. There are also academic institutions, governmental agencies and other research organizations which are conducting research in areas in which the Corporation is working and they may also market commercial products, either on their own or through collaborative efforts. If any of these competitors were to complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before the Corporation they may achieve a significant competitive advantage.

CLINICAL, PRE-CLINICAL AND BASIC RESEARCH

The Corporation, designs, funds and manages pre-clinical and clinical research, and may support, but does not conduct, basic research. The Corporation manages the development of products that it in-licenses through its own team of clinical, regulatory, licensing and business development executives and through a number of research and medical collaborations. The Corporation is responsible for filing applications with the relevant authorities for regulatory approval for clinical trials and conducts, or has conducted on its behalf, clinical trials to progress products in development toward regulatory approval and possible out-licensing for commercial sale. The Corporation's current licenses generally provide that the Corporation will conduct, or cause to be conducted, the tests and clinical studies necessary to progress products in development toward regulatory approval with a view to obtaining the approval for sale of the licensed drug from appropriate regulatory authorities. The Corporation has received regulatory approvals for clinical trials in Canada, the United States of America, the United Kingdom and South Africa from Phase I through Phase III. Some basic research is conducted at the facilities of the Corporation's licensors, and the Corporation pays for certain amounts of this research.

LICENSING ARRANGEMENTS

In-Licensing

The following diagram depicts YM's product licensing arrangements:


                                [CHART OMITTED]


License for tesmilifene.

In November 2000, YM was granted an exclusive worldwide license by the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation (now CancerCare Manitoba) (the "Original Licensor") for all products and formulations of tesmilifene pursuant to which the Corporation undertook the responsibility for the clinical development of the product and its commercialization. The Corporation must pay to the Original Licensor a specified minority percentage of revenues received from sub-licensing the product, less certain specified development costs, similar to the percentage ownership entitlement of the licensor of TheraCIM, described below. If the Corporation manufactures and sells tesmilifene itself rather than through sub-licensing, the Corporation must pay a specified lesser minority percentage of net sales to the Original Licensor. Management believes these royalties are consistent with general industry practice for similar arrangements. In 2003, the Corporation acquired certain additional patent rights for the use of tesmilifene from Vincent Research and Consulting in exchange for a small share of YM's future royalty revenues.

License for NorelinTM.

In October 2000, YM secured the exclusive, sub-licensable, worldwide license to the human therapeutic rights to NorelinTM from BioStar. The license is non-exclusive with respect to diagnostic applications for P. haemolytica antibodies and excludes applications related to infectious diseases. Pursuant to the license, the Corporation is required to pay Biostar an amount equal to the lesser of (a) either two or four percent (depending on the nature of the product) of net sales, and (b) 10 percent of any sub-licensing revenue received by the Corporation. The license will be terminated upon the termination of the underlying license between Biostar and the University of Saskatchewan. YM has been advised that certain rights to technology under the licence depend on patents and patent applications, the prosecution and maintenance of which are funded by third parties pursuant to agreements with the Veterinary Infectious Disease Organization ("VIDO"), a division of the University of Saskatchewan. If such parties purport to abandon any such applications or patents, VIDO has the obligation to provide Biostar with the opportunity to fund the prosecution and maintenance of such applications and patents, if VIDO chooses not to do so itself. Similarly, Biostar has the obligation to provide YM with the opportunity to fund the prosecution and maintenance of such applications and patents, if Biostar chooses not to do so itself.

Licenses for TheraCIM, RadioTheraCIM, TGF(alpha) and HER-1.

(i)      The 1995 CIMYM License

In May 1995, YM acquired an exclusive, sub-licensable license (as amended, the "1995 CIMYM License") from CIMAB, acting on behalf of CIM, to products for passive immunotherapy of cancer directed toward EGF and EGFr as targets, including hR3, a humanized MAb targeting the EGFr. CIMAB is the company responsible for the commercialization of products developed at CIM and the product licensed from CBQ (defined below). The 1995 CIMYM License is in respect of Europe, Canada, the United States, Japan, Australia, Taiwan, Singapore, Thailand, Hong Kong, South Korea, Malaysia, Indonesia and the Philippines. As a term of the 1995 CIMYM License, YM has a right of first refusal with respect to licensing any other products derived from the EGF and EGFr programs of CIM except its anti-EGFr monoclonal antibody for psoriasis in Europe.

Pursuant to the 1995 CIMYM License, in 1995 the Corporation incorporated CIMYM and assigned the 1995 CIMYM License to CIMYM. Pursuant to the terms of the 1995 CIMYM License, CIMAB acquired a 20% interest in CIMYM as partial consideration for the 1995 CIMYM License. CIMYM was also required to pay for certain product development costs. The terms of the 1995 CIMYM License provide for CIMYM to conduct or cause to be conducted pre-clinical and clinical trials to evaluate the licensed products, and to work with CIMAB to select sites, develop protocols and instruct investigators for pre-clinical and clinical trials. CIMYM is to decide after the end of each stage of trials whether to proceed with further development or to terminate the 1995 CIMYM License with respect to that product. In addition, the 1995 CIMYM License provides that, where commercially reasonable, CIMYM shall file applications for regulatory approval to market the licensed products in the applicable territory. Pursuant to the 1995 CIMYM License, CIMAB has the right, subject to certain terms and conditions, to supply the related drug substances (i.e., TheraCIM and RadioTheraCIM) for commercial sale. YM will be responsible for any failure of CIMYM to fulfil its obligations under the 1995 CIMYM License.

In connection with the 1995 CIMYM License, CIMYM entered into an international sales, marketing, manufacturing and administrative agreement with CIMYM (Barbados) pursuant to which CIMYM (Barbados) acquired the rights to market TheraCIM outside Canada (see "Arrangements with Subsidiaries"). CIMAB owns a corresponding 20% interest in CIMYM (Barbados).

(ii)     The 2001 CIMYM License

In 2001, CIMYM (Barbados) acquired an exclusive, sub-licensable license (the "2001 CIMYM License") from CIMAB to two active immunotherapy products described as HER-1 Vaccine and TGF(alpha) Vaccine. CIMAB has the right to consent to any sub-licensee, such consent not to be unreasonably withheld. The 2001 CIMYM License is in respect of Europe, Canada, the United States, Japan, Australia, New Zealand, Taiwan, Singapore, Thailand, Hong Kong, South Korea, Malaysia, Indonesia and the Philippines. Under the 2001 CIMYM License, CIMYM (Barbados) has a right of first refusal with respect to licensing all other products derived from the EGF active immunotherapy program of CIM.

The terms of the 2001 CIMYM License provide for CIMYM (Barbados) to conduct or cause to be conducted pre-clinical and clinical trials to evaluate the licensed products, and to work with CIMAB to select sites, develop protocols and instruct investigators for pre-clinical and clinical trials. CIMYM (Barbados) is to decide after the end of each stage of trials whether to proceed with further development or to terminate the 2001 CIMYM License with respect to that product. In addition, the 2001 CIMYM License provides that, where commercially reasonable, CIMYM (Barbados) shall file applications for regulatory approval to market the licensed products in the applicable territory. Pursuant to the 2001 CIMYM License, subject to certain terms and conditions, CIMAB has the right to supply the related drug substance (i.e., TGF(alpha) and HER-1) for commercial sale, unless sub-licensees require manufacturing rights. If the Corporation elects to proceed with the license, the Corporation would be expected to make milestone and research and development payments, the amount of such payments to be negotiated between the Corporation and CIMAB.

In connection with each of the 1995 CIMYM License and the 2001 CIMYM License, it is expected that, notwithstanding that CIMAB owns 20% of the voting securities of each of CIMYM and CIMYM (Barbados), it could, based on the terms of the relevant license, receive approximately 40% of the overall economic return from commercialization of the related drug products. This could occur, for example, if CIMAB manufactures the licensed product.

License for G-1.

In May 1995, YM acquired an exclusive, sub-licensable license (as amended, the "CBQYM License") from CIMAB, acting on behalf of the Centro de Bioactivos Quimicos of the Universidad Central de Las Villas located in Santa Clara, Cuba ("CBQ"), to G-1 as an antifungal and antibacterial agent (excluding opthalmic veterinary use in respect of Europe). The CBQYM License is in respect of Europe, Canada, the United States, Japan, Australia, Taiwan, Singapore, Thailand, Hong Kong, South Korea, Malaysia, Indonesia and the Philippines. As a term of the CBQYM License, YM has a right of first refusal with respect to licensing any other antibacterial, antifungal or antiviral product from CBQ.

Pursuant to the CBQYM License, in 1995 the Corporation incorporated CBQYM and assigned the CBQYM License to CBQYM. Pursuant to the terms of the CBQYM License, CIMAB acquired a 20% interest in CBQYM as partial consideration for the CBQYM License. The terms of the CBQYM License provide for CBQYM to conduct or cause to be conducted pre-clinical and clinical trials to evaluate the licensed products, and to work with CIMAB to select sites, develop protocols and instruct investigators for pre-clinical and clinical trials. CBQYM is to decide after the end of each stage of trials whether to proceed with further development or whether to terminate the CBQYM License with respect to that product. In addition, the CBQYM License provides that, where commercially reasonable, CBQYM shall file applications for regulatory approval to market the licensed products in the applicable territory. Pursuant to the CBQYM License, CIMAB has the right, subject to certain terms and conditions, to supply the related drug substances (i.e., G-1) for commercial sale. YM will be responsible for any failure of CBQYM to fulfil its obligations under the CBQYM License.

In connection with the CBQYM License, CBQYM entered into an international sales, marketing, manufacturing and administrative agreement with CBQYM (Barbados) pursuant to which CBQYM (Barbados) acquired the rights to market G-1 outside Canada (see "Arrangements with Subsidiaries"). CIMAB owns a corresponding 20% interest in CBQYM (Barbados).

On June 10, 2003, CIMAB assigned, and Heber Biotec, S.A, accepted all rights and obligations under the G-1 License. The G-1 License has been amended such that since March 10, 2004, all rights under the agreement became non-exclusive.

It is expected that, notwithstanding that Heber Biotech owns 20% of the voting securities of each of CBQYM and CBQYM (Barbados), it could, based on the terms of the relevant license, receive approximately 40% of the overall economic return from commercialization of the related drug products. This could occur, for example, if CIMAB manufactures the licensed product.

Out-Licensing

The Corporation generally plans to out-license its licensed drugs to pharmaceutical companies for manufacturing and marketing under license, although it may retain co-development or marketing rights if management considers it appropriate to do so. Under the Corporation's business model, licensees would be expected, to the extent necessary, to participate in the remaining clinical development required to obtain final regulatory approval for the product. The Corporation expects that out-licensing would result in a pharmaceutical company or other licensee marketing or manufacturing the product in return for licensing fees and royalties on the sale of the product. Management believes this model is consistent with current biotechnology and pharmaceutical industry licensing practices.

The Corporation's objectives in seeking to out-license products include:

o obtaining long term revenue streams from royalty payments on the sale of the products;

o providing access to the resources and experience of large pharmaceutical companies;

o     obtaining up-front payments for product sub-licensing rights; and

o     minimizing  development   expenditures  through  cost  sharing  programmes
      (especially

      late-stage clinical trials and regulatory approval applications).

The Corporation believes that out-licensing arrangements could be attractive to pharmaceutical corporations because they would provide the prospective partner with access to new products without the initial research risk or earlier clinical development costs. Since partners are expected to be sought only at the later stages of a product's development, the Corporation anticipates that prospective licensees would view the Corporation's products as having a reduced risk of failure to achieve regulatory approval.

YM does not intend to develop its own manufacturing, marketing or distribution programmes although it may wish to participate in ownership of manufacturing facilities if appropriate opportunities become available. The Corporation intends to remain principally focused on the identification, further development and commercialization of in-licensed products.

TheraCIM:


On November 12, 2003, the Corporation's subsidiary, CIMYM, licensed the rights for TheraCIM in most of Europe to Oncoscience AG of Germany. Under the terms of the agreement, CIMYM is entitled to receive up to US$30 million as a share of any amounts received by or due to Oncoscience in relation to development or sublicensing of the product and as a royalty on initial net sales. Thereafter, CIMYM is also entitled to receive an escalating royalty on all net sales of the product. Oncoscience has agreed to use diligent and reasonable efforts to develop and commercially exploit TheraCIM in the licensed territory. This license agreement may be terminated by either party in the event of specified breaches and insolvency events, if a Phase II trial of TheraCIM has not commenced in Europe within two years, or if certain regulatory approvals for marketing TheraCIM in Europe have not been obtained within five years. In addition, Oncoscience may terminate the agreement at any time on 90 days notice.

TGFa Cancer Vaccine and HER-1 Based Cancer Vaccine:

In October 2003, the Corporation entered into an agreement in principle under which certain subsidiaries of CancerVax Corporation of California, USA are entitled to license both the TGF(alpha) Cancer Vaccine and HER-1 Based Cancer Vaccine directly from CIMAB. This arrangement is subject to approval from all relevant governmental and corporate bodies. Under the proposed agreement YM and its subsidiary CIMYM (Barbados) would agree to suspend the 2001 CIMYM License in exchange for certain up-front and milestone payments and would retain an interest in the revenues from the manufacture and marketing of the drugs or from their sub-licensing. The CancerVax subsidiaries would undertake further clinical development of the licensed drugs, and acquire an exclusive license to market and sell the products in North America, Europe and certain other jurisdictions. This agreement, if entered into, would be terminable by a party in certain circumstances including in the event of specified breaches and insolvency events. CIMAB would have the right to terminate if reasonable efforts are not made to file submissions for clinical trials for the licensed products, or if the first regulatory approval for marketing the licensed products is not received within 12 years. In addition, the CancerVax subsidiaries may terminate the agreement at any time on 180 days notice. In the event of early termination, the 2001 CIMYM License would be reinstated. It is expected that this agreement will be executed and become effective following receipt of the required approvals, failing which the 2001 CIMYM License between CIMAB and CIMYM (Barbados) will not be suspended and will continue in force.

REGULATORY APPROVAL

Government Approval Process in Canada

The manufacture, distribution and consumption of medical products, drugs and equipment is regulated by a variety of industry-specific statutes and regulations in Canada and the countries to which YM has rights for the licensed products. Drugs sold in Canada are regulated by the Food and Drugs Act (Canada) and the regulations made under that Act.

Even though a drug, medical product or device may be approved for use in another jurisdiction, it may not be sold in Canada until approved by Health Canada. Outside Canada, the regulatory approval process for the manufacture and sale of pharmaceuticals varies from country to country and the time required may be longer or shorter than that required by Health Canada.

Drug Approval Process In Canada

The Food and Drug Regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.

The principal activities which must be completed prior to obtaining approval for marketing of a therapeutic drug product are essentially the same in Canada as in most major markets of the world and are as follows:

o Pre-clinical Animal Studies. Pre-clinical studies are conducted in animals to test pharmacology and toxicology and to do formulation work based on in vivo results.

o Phase I Clinical Trials. Phase I clinical trials consist of testing a product in a small number of humans for its safety (toxicity), dose tolerance and pharmacokinetic properties.

o Phase II Clinical Trials. Phase II clinical trials usually involve a larger patient population than is required for Phase I trials and are conducted to evaluate the efficacy of a product in patients having the disease or medical condition for which the product is indicated. These trials also serve to further identify side effects and risks in a larger group of patients.

o Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-center trials) in a controlled and/or uncontrolled environment to gather information about clinical safety and efficacy. These trials also generate information from which the overall benefit-risk relationship of the drug can be determined and provide a basis for drug labelling.

Two key factors influencing the progression of clinical trials are the rate at which patients can be recruited into clinical trials and whether effective treatments are currently available for the disease the drug is intended to treat. Patient recruitment is largely dependent upon the incidence and severity of the disease and the alternative treatments available, as well as alternate research studies.

A Clinical Trial Application must be filed and accepted by either the Therapeutic Products Directorate ("TPD") or the Biologics and Genetic Therapies Directorate ("BGTD") of Health Canada before each phase of human clinical trials may begin. The CTA application must contain specified information including the results of the pre-clinical or clinical tests completed at the time of the CTA application. In addition, since the method of manufacture may affect the efficacy and safety of a drug, information on chemistry and manufacturing methods must be presented. Health Canada conducts inspections to determine compliance with GMP. Good manufacturing practices and quality control procedures must be in place.

Upon completion of all clinical studies, the results are submitted to the TPD or BGTD as part of a New Drug Submission ("NDS"). A notice of compliance ("NOC") which permits marketing of the product typically takes between 12 and 24 months from the date a NDS is submitted.

Even after marketing approval has been obtained, further studies may be required to provide additional data on safety and efficacy in order to gain approval for the use of a drug as a treatment for clinical indications other than those for which the product was initially tested. Also, Health Canada conducts post-market surveillance programmes to monitor a product's side effects. Results of post-marketing programmes may limit or expand the further marketing of products. A serious safety or efficacy problem involving an approved drug or medical device may result in Health Canada action requiring withdrawal of the product from the market.

United States Approval Process

In the United States, the FDA, a federal government agency, is responsible for the drug approval process. The FDA's mission is to ensure that all medications on the market are safe and are effective. The FDA's approval process examines potential drugs; only those that meet strict requirements are approved.

The drug approval process begins with the discovery of a potential drug. Pharmaceutical companies then test the drug extensively. A description of the different stages in the drug approval process in the US follows.

Stage 1: Preclinical Research

After an experimental drug is discovered, research is conducted to help determine its potential for treating or curing an illness. This is called preclinical research. Animal studies are conducted to determine if there are any harmful effects of the drug and to help understand how the drug works. Information from these experiments is submitted to the FDA in an Investigational New Drug Application. The FDA reviews information in an IND Application and decides if the drug is safe to study in humans.

Stage 2: Clinical Research

In Stage 2, the experimental drug is studied in humans. The studies are known as clinical trials. Clinical trials are carefully designed and controlled experiments in which the experimental drug is administered to patients to test its safety and to determine the effectiveness of an experimental drug. The four general phases of clinical research are described below.

Phase I clinical studies are generally conducted with healthy volunteers who are not taking other medicines; patients with the illness that the drug will treat are not tested at this stage. Ultimately, Phase I studies demonstrate how an experimental drug affects the body of a healthy individual. Phase I consists of a series of small studies consisting of "tens" of volunteers. Tests are done on each volunteer throughout the study to see how the person's body processes, responds to, and is affected by the drug. Low doses and high doses of the drug are usually studied, resulting in the determination of the safe dosage range in volunteers by the end of Phase I. This information will determine whether the drug proceeds to Phase II.

Phase II clinical studies are conducted in order to determine how an experimental drug affects people who have the disease to be treated. Phase II usually consists of a limited number of studies that help determine the drug's short-term safety, side effects, and general effectiveness. The studies in Phase II are often controlled investigations, involving comparison between the experimental drug and a placebo, or between the experimental drug and an existing drug. Information gathered in Phase II studies will determine whether the drug proceeds to Phase III.

Phase III studies consists of numerous clinical trials that are used to more fully investigate the nature of the drug. These trials differ from Phase II trials because a larger number of patients are studied (sometimes in the thousands) and because the studies are usually of longer duration. As well, Phase III studies can include patients who have more than one illness and are taking medications in addition to the experimental drug used in the study. Therefore, the patients in Phase III studies more closely reflect the general population. The information from Phase III forms the basis for most of the drug's initial labeling, which will guide physicians on how to use the drug.

Phase IV studies are conducted after a drug is approved. Companies often conduct Phase IV studies to more fully understand how their drug compares to other drugs. Also, the FDA may require additional studies after the drug is approved. FDA-required Phase IV studies often investigate the drug in specific types of patients that may not have been included in the Phase III studies. FDA-required Phase IV studies can also involve very large numbers of patients to further assess the drug's safety.

Stage 3: FDA Review and Approval

Following Phase III, the pharmaceutical company prepares reports of all studies conducted on the drug and submits the reports to the FDA in a New Drug Application ("NDA"). The FDA reviews the information in the NDA to determine if the drug is safe and effective for its intended use. Occasionally, the FDA will ask experts for their opinion of the drug; this occurs at advisory committee meetings. If the FDA determines that the drug is safe and effective, the drug will be approved.

Stage 4: Marketing

After the FDA has approved the experimental drug, the pharmaceutical company can make it available to physicians and their patients. A company may also continue to conduct research to discover new uses for the drug. Each time a new use for a drug is discovered, the drug is once again subject to the entire FDA approval process before it an be marketed for that purpose.

C. ORGANIZATIONAL STRUCTURE.

The Corporation currently has four material subsidiaries, shown in the following diagram:

                                [CHART OMITTED]


(1)   Canadian operating subsidiary incorporated under the laws of Ontario.

(2)   International   marketing  subsidiary   incorporated  under  the  laws  of
      Barbados.


ARRANGEMENTS WITH SUBSIDIARIES

YM and CIMAB entered into funding agreements with CIMYM and CBQYM (the "Canadian Subsidiaries") in November 1995 (the "Funding Agreements") in connection with the 1995 CIMYM License and the CBQYM License, respectively. The Funding Agreements provide that YM will arrange for the appropriate studies and clinical trials for the licensed products held by the Canadian Subsidiaries and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, YM makes the final determination as to whether or not a clinical trial expense is justified with respect to any given product. YM will be reimbursed for all funds it provides pursuant to the Funding Agreements out of revenue generated from the exploitation of the relevant license, subject to the successful development of the licensed products and adequate generation of revenue.

YM and CIMAB, contemporaneously with the assignment of each of the 1995 CIMYM License and the CBQYM License, entered into joint-venture shareholders agreements (the "Shareholders Agreements") with the Canadian Subsidiaries relating to their operation. Pursuant to the Shareholders Agreements, each Canadian Subsidiary is required to include nominees of CIMAB both as board members and as members of operating management. The Shareholder Agreements provide that: (i) issued and outstanding shares of either Canadian Subsidiary may not be sold or transferred without the consent of both YM and CIMAB; (ii) the issue of additional shares of either Canadian Subsidiary shall first be offered to each of YM and CIMAB in proportion to their holdings, and thereafter, with the consent of both YM and CIMAB, to any other person; and (iii) the boards of directors of each of the Canadian Subsidiaries will consist of five directors, three of whom are nominees of YM and two of whom are nominees of CIMAB. All material and out-of-the-ordinary-course-of-business contracts of a Canadian Subsidiary, including those relating to the borrowing of money, issuing guarantees, entering into non arm's-length agreements, paying dividends and pledging of property, must be approved by four-fifths of the Board of directors.

CIMYM (Barbados) and CBQYM (Barbados) (the "International Marketing Subsidiaries"), were incorporated in Barbados in May 1996 to market the licensed products under the 1995 CIMYM License and the CBQYM License, respectively, outside of Canada. YM and CIMAB have entered into joint-venture shareholder agreements (the "Barbados Shareholders Agreements") with the International Marketing Subsidiaries relating to their operation. The terms of the Barbados Shareholders Agreements are consistent with the Shareholders Agreements, except that the boards of directors of each of the International Marketing Subsidiaries consist of a majority of directors nominated by YM. Material and out-of-the-ordinary-course-of-business contracts and approval for the strategic marketing plan and annual budget must be approved by a vote of the majority of directors, including the affirmative vote of at least one nominee of YM and one nominee of CIMAB. All earnings of the International Marketing Subsidiaries are to be paid annually to the shareholders as dividends unless a change in such policy is approved by a majority of the directors, including one nominee of each of YM and CIMAB.

Pursuant to international sales, marketing, manufacturing and administrative agreements dated as of July 4, 1996, each of the Canadian Subsidiaries sub-licensed certain of its respective rights to the licensed product under the 1995 CIMYM License and the CBQYM License to the corresponding International Marketing Subsidiary in exchange for certain royalty payments.

The International Marketing Subsidiaries will arrange for the out-licensing of the licensed products in all relevant territories except Canada. The Canadian Subsidiaries remain responsible for all elements of commercializing the licensed products within Canada, and for the cost of commercializing the licensed products outside of Canada up to the point of out-licensing.

D. PROPERTY, PLANTS AND EQUIPMENT.

FACILITIES

The Corporation currently occupies 5,800 square feet of space in Mississauga, Ontario pursuant to a sub-lease agreement dated July 31, 1997 (the "Sub-Lease") and a lease amending and extension agreement dated February 1, 2003 (the "Lease Amending Agreement"), such Lease Amending Agreement extended the initial terms of the Sub-Lease for a term of five years commencing on February 1, 2003 and expiring on January 31, 2008. The average annual costs, including operating expenses, are approximately $120,000.

There are no environmental issues associated with the facilities and the Corporation currently has no plans to construct, expand or improve the facilities.

EQUIPMENT AND OTHER PROPERTY

As at December 31, 2003, the Corporation owned tangible fixed assets with a book value of $11,381, consisting primarily of computer equipment.


              ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS


The following discussion and analysis of the Corporation's financial condition and results of operations for the six months ended December 31, 2003 and December 31, 2002 and for the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001. This discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this registration statement. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. These accounting principles differ in certain respects from U.S. GAAP. The differences as they affect our consolidated financial statements are set out
Note 10 to the audited consolidated financial statements.

NATURE OF OPERATIONS

The Corporation is a licensing and development company engaged in the commercialization of drug products and technologies from original research. The Corporation evaluates drug projects, technologies and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Corporation expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Corporation has rights.

The Corporation will incur expenditures either directly or, pursuant to agreements with certain partners, on behalf of joint ventures. These will include costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products. The Corporation does not intend to establish its own manufacturing or marketing infrastructure for the licensed products or any additional products for which licensing rights are obtained, although the Corporation may participate in
ownership  of  manufacturing   facilities  if  appropriate   opportunities   are
available.

A. OPERATING RESULTS

SIX MONTH PERIOD ENDED DECEMBER 31, 2003 COMPARED TO THE SIX MONTH PERIOD ENDED DECEMBER 31, 2002

Total expenditures for the first six months of this year were $2,069,848 compared to $3,173,370 for the first six months of last year. General and Administrative expenses for the six months were $1,180,425, up slightly from $923,703 for the prior year, principally due to travel expenses being slightly above normal this year and less than normal a year ago. Licensing and Product Development expenses $889,423 for the six months compared to $2,249,667 for the first six months of last year. Last year included costs of manufacturing tesmilifene and of clinical trials for TheraCIM hR3 that are now substantially completed. Also, there were no expenditures this year relating to the development of the EGF vaccine that was returned to the licensor last year. Interest revenue was $104,762 this year compared with $137,195 for the first six months last year; principally because there was less cash on hand during the period.

Net loss for first half was $1,965,086, down from $4,173,278 for the same period last year.

FISCAL YEAR ENDED JUNE 30, 2003 COMPARED TO FISCAL YEAR ENDED JUNE 30, 2002


During the fiscal year ended June 30, 2003, the Corporation expended $5,842,894 on the development and the commercialization of licensed products and on the administration of the Corporation compared to $6,593,505 for the fiscal year ended June 30, 2002. The loss for the fiscal year ended June 30, 2003 was $7,381,820 compared to $6,439,393 for the fiscal year ended June 30, 2002. In fiscal 2003 before "Loss on marketable securities", the loss was $869,731 less than the comparable figure of $6,439,393 in fiscal 2002. The carrying cost of marketable securities was written down by $1,812,158 to market value at June 30, 2003. The accumulated deficit at the end of the period was $36,411,810 compared to $28,969,893 at June 30, 2002.

During the fiscal year ended June 30, 2003 the Corporation funded licensing and product development activities totaling $3,965,385, a decrease of $763,831 from the prior year. There was approximately $570,000 less spent on the EGF vaccine in fiscal 2003 than in fiscal 2002 because work was stopped on development of the vaccine in the first quarter of fiscal 2003. There was also approximately $470,000 less spent on TheraCIM in fiscal 2003 because fiscal 2002 included manufacturing costs that were not repeated in fiscal 2003. Expenditures related to the development of tesmilifene increased approximately $560,000 in 2003 over fiscal 2002 as new patents were filed and new batches were manufactured for clinical trials.

The general and administrative expenses for the fiscal year ended June 30, 2003 totaled $1,877,509, comparable to $1,864,289 for the prior year.

FISCAL YEAR ENDED JUNE 30, 2002 COMPARED TO FISCAL YEAR ENDED JUNE 30, 2001

During the fiscal year ended June 30, 2002, the Corporation expended $6,593,505 on the development and the commercialization of licensed products and on the administration of the Corporation compared to $8,100,185 for the fiscal year ended June 30, 2001. The loss for the fiscal year ended June 30, 2002 was $6,446,693 compared to $7,454,443 for the fiscal year ended June 30, 2001, and the accumulated deficit at the end of the period was $28,969,893 compared to $22,523,200 at June 30, 2001.

During the fiscal year ended June 30, 2002 the Corporation funded licensing and product development activities totaling $4,729,216, a decrease of $1,565,765 from the prior year. This is equal to the amount by which the spending on the manufacturing process and facilities for TheraCIM declined in fiscal 2002. The total amount spent on the EGF vaccine was about the same as in fiscal 2001 with the reduction in research payments to CIMAB being almost offset by the increase in the costs of the clinical trial in non-small-cell-lung cancer. The increase in development costs for tesmilifene and Norelin were offset by a reduction in patent costs and travel costs for CIMYM.

The general and administrative expenses for the fiscal year ended June 30, 2002 totaled $1,864,289, comparable to $1,805,204 for the prior year.

B. LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Corporation has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issuances. Since the Corporation does not have net earnings from its operations, the Corporation's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The Corporation's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

In June 2002, the Corporation raised $11.5 million ($15 million gross) through the issuance of 3,750,000 Class B Preferred Shares, Series 1. This public offering resulted in these Class B Preferred Shares being listed on the TSX and AIM. On June 12, 2003 all the preferred shares were converted to Common Shares. On that date, all the Common Shares became listed on the TSX and AIM.

As at December 31, 2003 the Corporation had cash and short-term deposits totaling $22,808,239 and payables of $502,197. On December 15, 2003 the company completed the sale of 10,895,658 special warrants for a total gross proceeds of $19,067,402 (net $17,047,001). Management expects that the current cash reserves will be sufficient to fund the Corporation's development program beyond the 2005 fiscal year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES


The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates effect,: the amount of development expenditures expensed vs. capitalized; the amount reserved against the amount advanced to joint ventures in excess of the Corporation's proportionate share of expenses incurred by the joint ventures; and the income tax valuation allowances.

The Corporation does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

All expenditures incurred by the joint ventures are funded by advances from the Corporation. The Corporation will not be able to recover the advances unless and until the joint venture's net income exceeds the amount of the cumulative advances. Accordingly, the Corporation has set up a reserve in full against the other joint venture partners share of the advances.

The Corporation and its joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the recent net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income assets or liabilities are recorded on the balance sheets.

RISKS AND UNCERTAINTIES

For a discussion of the risks and uncertainties relating to the biotechnology industry and YM BioSciences particularly, readers are referred to the discussion in this registration statement under the heading "Risk Factors".

D. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Corporation does not engage in research, but product development, patents and licenses are at the heart of the Corporation's activities. Details of the Corporation's licensing and product development activities for the last three years, including amounts spent during each of the last three financial years, can be found under the captions "Business Overview" and "Risk Factors" and elsewhere under this Item 5 and in the financial statements. It should be noted that during the past three years the Corporation spent some of its resources on the development of an EGF vaccine, but in 2003 the Corporation stopped work on the project and returned the license to the licensor.

E. TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Corporation is not aware of any material trends related the Corporation's business of product development, patents and licensing.

F. OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has certain arrangements with its subsidiaries that have an effect or may have a future effect on the Corporation's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The arrangements are described under "Organizational Structure - Arrangements with Subsidiaries" and in notes 1, 5 and 9 of the financial statements.

G. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of June 30, 2003, the only determinable future payments were those related operating lease obligations, which payments are set forth below.

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
    Contractual             Total         Less Than 1 Year       1-3 Years          3-5 Years       More Than 5 Years
    Obligations
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Operating Lease           $271,747            $58,632            $177,555           $35,560
(Expires:
January 2008)
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

In addition, as of June 30, 2003, the Corporation had certain product development payments as described in note 8 of the financial statements. The product development payments were paid in full in November 2003. Finally, as of June 30, 2003, the Corporation was party to certain licensing agreements that required the Corporation to pay royalty fees based on any fees that the Corporation may receive from sublicensees. The royalty fees are not known.

               ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT.

------------------------------- --------------------------------------------------- ----------------------
Name                            Position                                            Period Served
------------------------------- --------------------------------------------------- ----------------------
David G.P. Allan                Chairman, Chief Executive Officer and Director      Since 1994
------------------------------- --------------------------------------------------- ----------------------
Thomas I.A. Allen               Director                                            Since 1996
------------------------------- --------------------------------------------------- ----------------------
Mark Entwistle                  Director                                            Since 1997
------------------------------- --------------------------------------------------- ----------------------
John Friedman                   Director                                            Since 2004
------------------------------- --------------------------------------------------- ----------------------
Henry Friesen                   Director                                            Since 2001
------------------------------- --------------------------------------------------- ----------------------
Paul M. Keane                   Officer                                             Since 1996
------------------------------- --------------------------------------------------- ----------------------
Vincent Salvatori               Officer                                             Since 1998
------------------------------- --------------------------------------------------- ----------------------
Len Vernon                      Officer                                             Since 1997
------------------------------- --------------------------------------------------- ----------------------
Julius Vida                     Director                                            Since 2001
------------------------------- --------------------------------------------------- ----------------------
Gilbert Wenzel                  Director                                            Since 2001
------------------------------- --------------------------------------------------- ----------------------
Tryon M. Williams               Director                                            Since 1995
------------------------------- --------------------------------------------------- ----------------------

David G.P. Allan - Chairman, Chief Executive Officer and Director

Mr. Allan has been Chief Executive Officer of the Corporation since April 1998 and Chairman of the Board of directors of the Corporation since August 1994. In 1992 Mr. Allan created the Knowledge-Based Industries Group for a Canadian investment bank where he was Executive Director until 1998. Mr. Allan is a former governor of The Toronto Stock Exchange, a former member of the Canadian Healthcare Licensing Association and of the Awards Selection Committee for the Networks of Centres of Excellence in Canada.

Thomas I.A. Allen, Q.C., F.C.I.Arb - Director

Mr. Allen was called to the Bar in Ontario and began practicing law in 1965 concentrating on securities law and corporate law. He was a member of senior management of Gordon Capital Corporation, and its merchant bank, Gordon Investment Corporation, from mid 1989 until early 1994. Mr. Allen was counsel to Davies, Ward & Beck from 1994 until 1996 when he joined the Toronto office of the law firm Ogilvy Renault. Mr. Allen is Chairman of the Accounting Standards Oversight Council of Canada, a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada and a director of Bema Gold Corporation, Mundoro Mining Inc., GEAC Computer Corporation, Unisphere Waste Conversion Inc., and Middlefield Bancorp Limited. Mr Allen has been a director of the Corporation since December 1996.

Mark Entwistle, M.A. - Director

Prior to founding his own consulting practice in 1997 in international trade, political business intelligence and strategic communications, Mr. Entwistle was an Ambassador for Canada in the Caribbean from 1993 to 1997. Mr. Entwistle was previously a career diplomat with the Canadian Department of Foreign Affairs and International Trade in a variety of embassy positions from 1982 to 1997, and served as Press Secretary and Director of Communications to the Prime Minister of Canada from 1991-1993. He is a Fellow of the Canadian Defence and Foreign Affairs Institute. Mr. Entwistle has been a director of the Corporation since October 1997.

John Friedman - Director

Mr. Friedman launched the Easton Capital Group ("Easton") in 1993, with Easton Capital Corporation. In 1999, Easton Hunt Capital Partners was added to the Group. Prior to Easton, Mr. Friedman was a founder of Atrium Capital Corporation, which he helped manage from 1991-1993, and also the founder and Managing General Partner of Security Pacific Capital Investors from 1989 through 1991. Security Pacific Capital Investors was a $200-million private equity fund geared towards expansion financings and recapitalizations. Prior to joining Security Pacific, Mr. Friedman was a Managing Director and Partner at E.M. Warburg, Pincus & Co., Inc., where he spent eight and a half years from 1981-1989. Prior thereto, he worked at Shearson Loeb Rhoades and was an attorney with Sullivan and Cromwell from 1978 through 1980. He holds a JD degree from Yale Law School and a BA degree from Yale College. John currently serves on the Boards of Conor Medsystems, Renovis, Acorda Therapeutics, Comverse Technology, Trellis Bioscience, YM BioSciences Inc., Assistive Technology, and ModelWire, Inc., and is on the President's Council at the Cold Spring Harbor Laboratory. Mr. Friedman has been a director of the Corporation since April 2004.

Henry Friesen, C.C., M.D., F.R.S.C. - Director

Dr. Friesen is the Chair, Genome Canada, a non-profit organization that supports national genomics to benefit Canadian science and industry. From 1991 to 2000 Dr. Friesen was President of the Medical Research Council of Canada, now known as the Canadian Institutes of Health Research. Dr. Friesen is noted for his discoveries about the human hormone prolactin and as Head of the Department of Physiology and Professor of Medicine at the University of Manitoba. Dr. Friesen is a Fellow of the Royal Society of Canada, a Companion of the Order of Canada and also sits on the Board of directors of Aventis Pasteur Canada and Spectral Diagnostics Inc. Dr. Friesen has been a director of the Corporation since November 2001.

Paul M. Keane,  M.D.,  F.R.C.P.C.,  F.A.C.P.,  F.R.C.  Path - Director,  Medical
Affairs

Dr. Keane has been an officer of the Corporation since January 1996. Dr. Keane was Director of Clinical Research at Miles Canada Inc. (now Bayer Canada) from 1989 to 1995, prior to which he was Professor of Medicine at University of Calgary and Professor of Pathology at McMaster University. Dr. Keane has authored numerous scientific publications in peer review journals, has acted as a reviewer of research proposals for the Medical Research Council of Canada and has acted in an editorial capacity for a number of scientific journals.

Vincent Salvatori, Ph.D. - Executive Vice President

Dr. Salvatori has been an officer of the Corporation since December 2002. Dr. Salvatori is an experienced drug development executive with an accomplished background in the pharmaceutical and biotechnology industry. He has more than 20 years of experience in all aspects of drug development, corporate operations and external collaborations. Dr. Salvatori most recently held the position of Senior Vice President of Clinical Operations for Bioniche Life Sciences Inc. from May 1998 to July 2002. He was previously at StressGen Biotechnologies Corporation from January 1995 to April 1998 where he held the positions of Chief Operating Officer and Vice President of Research and Development, subsequently appointed to Senior Vice President. In this capacity, Dr. Salvatori was responsible for corporate operations, strategic management and clinical/regulatory development. Prior to joining StressGen, Dr. Salvatori was the Senior Director of Program Management at QLT PhotoTherapeutics Inc. from June 1990 to December 1994 and held various positions at Boehringer Ingelheim (Canada) Ltd. from April 1982 to June 1990.

Len Vernon, B.Sc., C.A. - Director, Finance and Administration

Mr. Vernon earned a B.Sc. in 1968 and was awarded his C.A. in 1972 with Clarkson Gordon & Co. (now Ernst & Young). He has held senior financial positions with a number of organizations both public and private. Prior to joining YM as an officer in July 1997, Mr. Vernon was an independent consultant working with senior management in a variety of industries. Prior to 1992 he was Vice-president, Finance and Administration of Unitel Inc. (now Allstream Inc.) a major Canadian telecommunications company.

Julius Vida, Ph.D., M.B.A. - Director

Dr. Vida has been the President of Vida International Pharmaceutical Consultants, a consulting firm advising pharmaceutical and biotechnology companies, since 1993. Previously Dr. Vida was Director of Licensing and subsequently Vice President, Business Development, Licensing and Strategic Planning at Bristol-Myers Squibb, from 1975 to 1993. Dr. Vida is a director of a number of biotechnology firms including Medarex, Inc., Orphan Medical, Inc.,

ALS, Inc., FibroGen, Inc., OsteoScreen, Inc., Spectrum Pharmaceuticals Inc., Albachem, LTD. (UK) and SWITCH Biotech AG, Inc. Dr. Vida has been a director of the Corporation since September 2001.

Gilbert Wenzel, Ph.D. - Director

Dr. Wenzel is currently President and Chief Executive Officer of Quisisana AG, a business development firm focused on pharmaceuticals. Prior to founding Quisisana in January 2003, Dr. Wenzel joined Novartis Group, a global pharmaceutical manufacturer, in November 2000 where he served as Head of Strategic Planning and a Member of its Executive Committee until January 2003. Prior to joining Novartis in November 2000, Dr. Wenzel spent 15 years with McKinsey & Co., an international management consulting firm, and was a member of the European Leadership Group of its Pharma/Healthcare Sector and of the European New Venture Initiative. From 1981 to 1985, Dr. Wenzel was at Hoechst AG in Germany and developed global strategies for generics and over-the-counter medicines. Dr. Wenzel has been a director of the Corporation since March 2001.

Tryon M. Williams, B.Sc. (Math) - Director

Mr. Williams is the Chairman of CellStop International Limited, an automobile electronics manufacturer, and Chief Executive Officer and director of Bingo.com, Inc., an internet technology company. Since 1993, Mr. Williams has been Adjunct Professor, Sauder School of Business, The University of British Columbia. Mr. Williams is also a director of Infowave Software, Inc. and several other private corporations. Mr. Williams has been a director of the Corporation since November 1995.

CLINICAL ADVISORY BOARD

The Corporation maintains a Clinical Advisory Board ("CAB") composed of internationally recognized clinicians and scientists. Management meets with members of the CAB periodically to review operational aspects of the Corporation's clinical and scientific programme and make recommendations with regard to the perceived trends and direction of medical and biopharmaceutical technologies and the industry generally. Each member of the CAB has signed a confidentiality agreement with the Corporation. CAB members receive honoraria paid by the Corporation of varying amounts per year. The current composition of the CAB is as follows:

Lorne J. Brandes, B.Sc., M.D., C.R.C.P.C.

Professor, Departments of Medicine and Pharmacology/Therapeutics, University of Manitoba, Winnipeg, Manitoba, Canada; Section of Hematology/Oncology, CancerCare Manitoba, Winnipeg, Manitoba, Canada

Robert S. Kerbel, Ph.D.

Professor of Medical Biophysics, University of Toronto, Toronto, Ontario, Canada; Canada Research Chair in Molecular Medicine; Director, Molecular and Cell Biology Research, Sunnybrook and Women's College Health Science Centre, Toronto, Ontario, Canada

Agustin Lage Davila M.D. Ph.D.

Director, Centro de Inmunologia Molecular, Havana, Cuba; Professor of Medicine, University of Havana

Derek Raghavan, M.D., Ph.D., F.A.C.P., F.R.A.C.P.

Professor of Medicine and Urology, Chief, Division of Oncology, University of Southern California (USC), Los Angeles, California, United States; Associate Director for Clinical Research at USC/Norris Comprehensive Cancer Center and Hospital, Los Angeles, California, United States

Raymond M. Reilly, Ph.D.

Associate Professor, Departments of Medical Imaging and Pharmaceutical Sciences, University of Toronto, Toronto, Ontario, Canada; Associate Scientist, Department of Medical Imaging, University Health Network, Toronto, Ontario, Canada

Niclas Stiernholm, PhD.

Chief Executive Officer, Trillium Therapeutics Inc., Toronto, Ontario, Canada

Mark Vincent, M.D., M.R.C.P., F.R.C.P.C.

Associate Professor, Department of Oncology, University of Western Ontario, London, Ontario, Canada; Staff Medical Oncologist, London Regional Cancer Centre, London, Ontario, Canada

Daniel D. Von Hoff, M.D., F.A.C.P.

Professor of Medicine, University of Arizona and Executive Vice President, Translational Genomics Research Institute and Director, Translational Drug Development Program, Tucson, Arizona, United States.

B. COMPENSATION.

COMPENSATION OF DIRECTORS

Directors of the Corporation who are not full-time employees of the Corporation are entitled to receive an annual retainer fee of $12,000 plus an attendance fee of $1,500 per meeting (with the exception of informational meetings) and per day spent travelling to attend the meeting, plus expenses. With respect to informational meetings, directors of the Corporation who are not full-time employees of the Corporation are entitled to an attendance fee of $500 per meeting and per day spent travelling to attend the meeting, plus expenses. In addition, the Chair of the Audit Committee is entitled to an annual retainer fee of $6,000 and the Chair of the each of the Compensation and the Corporate Governance and Nominating Committees are entitled to an annual retainer fee of $4,000. Members of the Audit, Compensation and Corporate Governance and Nominating Committees who are not full-time employees of the Corporation are entitled to an attendance fee of $1,500 per meeting and per day spent travelling to attend the meeting, plus expenses. As at April 30, 2004 the number of options held by non-executive directors is 667,120. An additional 655,624 options are held by the Chairman and Chief Executive Officer.

COMPENSATION OF EXECUTIVE OFFICERS

The compensation payable to the executive officers of the Corporation is established by the Compensation Committee, no member of which is or has been an executive officer or employee of the Corporation or its subsidiaries.

The following table sets forth a summary of compensation paid during the fiscal years ended June 30, 2003, 2002, and 2001 to the Corporation's Chief Executive Officer and its four next most highly compensated executive officers (the "Named Executive Officers").

                                        SUMMARY COMPENSATION TABLE

---------------------- ------ ------------------------------- ---------------------------------------------------
Name and Principal     Year        Annual Compensation                      Long-Term Compensation
Position
---------------------- ------ ------------------------------- ---------------------------------------------------
                                                                     Awards           Payouts
---------------------- ------ --------- ------- ------------- ---------- ---------- ------------- ---------------
                               Salary   Bonus      Other      Securities Restricted LTIP Payouts    All Other
                                ($)      ($)       Annual     Under      Shares       ($) (2)      Compensation
                                                Compensation  Options    or                            ($)
                                                    ($)       Granted    Restricted
                                                                         Share
                                                                           Units
                                                                          ($)(1)
---------------------- ------ --------- ------- ------------- ---------- ---------- ------------- ---------------
David G.P. Allan,      2003   250,000   15,000      Nil        110,000       -           -             Nil
Chief Executive        2002   160,000   24,000      Nil          Nil                                   Nil
Officer                2001   160,000    Nil        Nil        250,000                                 Nil
---------------------- ------ --------- ------- ------------- ---------- ---------- ------------- ---------------
David Harper,          2003   145,000    Nil        Nil        54,000        -           -             Nil
Director, Licensing    2002   140,000   21,000      Nil          Nil                                   Nil
and Business           2001   140,000    Nil        Nil        25,000                                  Nil
Development 3

---------------------- ------ --------- ------- ------------- ---------- ---------- ------------- ---------------
Paul Keane,            2003   150,000   25,000      Nil        54,000        -           -             Nil
Director, Medical      2002   125,000   18,750      Nil        15,000                                  Nil
Affairs                2001   125,000    Nil        Nil        10,000                                  Nil
---------------------- ------ --------- ------- ------------- ---------- ---------- ------------- ---------------
Vincent Salvatori,     2003   149,000    Nil        Nil        39,500        -           -             Nil
Executive Vice
President 4

---------------------- ------ --------- ------- ------------- ---------- ---------- ------------- ---------------
Len Vernon,            2003   148,000   4,000       Nil        54,000        -           -             Nil
Director, Finance      2002   140,000    Nil        Nil        25,000                                  Nil
and Administration     2001   140,000    Nil        Nil          Nil                                   Nil
---------------------- ------ --------- ------- ------------- ---------- ---------- ------------- ---------------


1. The Corporation has not at any time granted restricted shares to executives or other employees.

2. The Corporation has not established any Long Term Incentive Plans as defined by the regulations to the Securities Act (Ontario), which specifically exclude option plans.

3. David Harper resigned as Director, Licensing and Business Development on December 31, 2003.

4.    Dr. Salvatori joined the Corporation in December 2002.

LONG TERM INCENTIVE PLANS

The Corporation has no long-term incentive plan in place and there were no awards made under any long term incentive plan to directors or Named Executive Officers during the fiscal year ended June 30, 2003. A "Long Term Incentive Plan" in a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights or restricted share compensation.

OPTION GRANTS

The following table sets forth information concerning options for the purchase of Common Shares granted during the fiscal year ended June 30, 2003 to the directors and Named Executive Officers.

                     OPTION GRANTS DURING THE MOST RECENTLY
                            COMPLETED FINANCIAL YEAR

--------------------- ---------------- ------------------ --------------- ----------------- -----------------
                                                                          Market Value of
                       Common Shares      % of Total      Exercise Price     Securities     Expiration Date
        Name               Under        Options Granted    ($/Security)      Underlying
                           Option (1)   to Employees in                      Options on
                                        Financial Year                      the Date of
                                                                               Grant
                                                                            ($/Security)
--------------------- ---------------- ------------------ --------------- ----------------- -----------------
David G.P. Allan          102,500             17%              1.75             1.45         April 30, 2013
                           7,500              1%               2.50             1.45         April 30, 2013
--------------------- ---------------- ------------------ --------------- ----------------- -----------------
David Harper2             29,000              5%               1.75             1.45         April 30, 2013
                          25,000              4%               2.50             1.45         April 30, 2013
--------------------- ---------------- ------------------ --------------- ----------------- -----------------
Paul Keane                29,000              5%               1.75             1.45         April 30, 2013
                          25,000              4%               2.50             1.45         April 30, 2013
--------------------- ---------------- ------------------ --------------- ----------------- -----------------
Vincent Salvatori         14,500              2%               1.75             1.45         April 30, 2013
                          25,000              4%               2.50             1.45         April 30, 2013
--------------------- ---------------- ------------------ --------------- ----------------- -----------------
Len Vernon                29,000              5%               1.75             1.45         April 30, 2013
                          25,000              4%               2.50             1.45         April 30, 2013
--------------------- ---------------- ------------------ --------------- ----------------- -----------------


(1)   The options vest at the rate of 2.5% per month.

(2) David Harper resigned as Director, Licensing and Business Development on December 31, 2003.

None of the directors or Named Executive Officers exercised any options during the fiscal year ended June 30, 2003. The following table shows the number of options to purchase Common Shares held by the Named Executive Officers and the value of unexercised in-the-money options of such persons as at the end of the Corporation's most recently completed fiscal year:

                 OPTIONS HELD AND FISCAL YEAR END OPTION VALUES

----------------------- --------------------------------- --------------------------------------
         Name           Unexercised Options at June 30,           Value of Unexercised
                                      2003                        In-the-Money Options
                                                                   at June 30, 2003(1)
----------------------- --------------------------------- --------------------------------------
                           Vested          Unvested            Vested             Unvested
----------------------- -------------- ------------------ ------------------ -------------------
David G.P. Allan           314,250          142,000              Nil                Nil
----------------------- -------------- ------------------ ------------------ -------------------
David Harper2              73,950           55,050               Nil                Nil
----------------------- -------------- ------------------ ------------------ -------------------
Paul Keane                 72,825           56,175               Nil                Nil
----------------------- -------------- ------------------ ------------------ -------------------
Vincent Salvatori          25,725           13,775               Nil                Nil
----------------------- -------------- ------------------ ------------------ -------------------
Len Vernon                 72,825           56,175               Nil                Nil
----------------------- -------------- ------------------ ------------------ -------------------

(1) Values have been based on the closing price of the Common Shares on the Toronto Stock Exchange on June 30, 2003 of $1.00 per share.

(2) David Harper resigned as Director, Licensing and Business Development on December 31, 2003.

EMPLOYMENT ARRANGEMENTS AND TERMINATION OF EMPLOYMENT

An executive officer of the Corporation is entitled to receive six months salary upon termination if such termination is caused by a change of control of the Corporation. The Chief Executive Officer of the Corporation is entitled to receive twenty-four months salary upon termination if such termination is caused by a change of control of the Corporation. Other than the foregoing arrangements, the Corporation does not currently have employment agreements with any of the Named Executive Officers.

PENSION PLANS AND RETIREMENT BENEFITS

The Corporation does not provide any pension, retirement or similar benefits.

LICENSING BONUS POOL


The Corporation has established a licensing bonus pool to reward management and employees for the completion of product licenses of the Corporation's products. The Corporation will contribute to the licensing bonus pool: (i) if the Corporation receives a license fee or an applicable milestone or royalty payment under a license agreement; (ii) if a licensor directly invests in the Corporation by purchasing shares out of treasury in exchange for the licensing rights to a particular drug; and (iii) if the Corporation sells an interest in a product to a development partner and the Corporation retains an interest in that product. The amount contributed to the licensing bonus pool for each of
(i)-(iii) is set forth in a summary of the licensing bonus pool which is provided to all management and non-management participants. Nothing has occurred to date that has required the Corporation to contribute to the licensing bonus pool.


C. BOARD PRACTICES.

All directors hold office until the next annual general meeting of our shareholders or until they resign or are removed from office in accordance with the Corporation's memorandum of association and articles of association.

No director has a service contract with us. Each director has formally consented to serve as a director and signed a confidentially agreement with us.

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members:

AUDIT COMMITTEE

The members of the Corporation's Audit Committee are Thomas I.A. Allen and Tryon
M. Williams.

The principal functions of the Audit Committee are to appoint, compensate and oversee the external auditors; to review and approve annual and quarterly financial statements and all legally required continuous and public disclosure documents containing financial information about the Corporation; to review and approve the adequacy of internal accounting controls and the quality of financial reporting procedures and systems; to examine the presentation and impact of key financial and other significant risks that may be material to the Corporation's financial reporting; and to review and approve the nature and scope of the annual audit and review the results of the external auditor's examination. The Audit Committee reports its findings with respect to such matters to the Board of directors.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The members of the Corporation's Corporate Governance and Nominating Committee are Thomas I.A. Allen, Julius Vida and Tryon M. Williams.

The mandate of the Corporation's Corporate Governance and Nominating Committee is to develop and monitor the Corporation's system of corporate governance in the context of the Toronto Stock Exchange Report on Corporate Governance, and the rules and regulations promulgated by the Ontario Securities Commission and the Securities and Exchange Commission, including reviewing the mandate of the Board of directors and its committees; periodically reviewing and evaluating the performance of all directors, committees and the Board as a whole; selecting new candidates for Board memberships, making recommendations to the Board and ensuring that appropriate orientation and education programmes are available for new Board members; establishing procedures to ensure that the Board may meet independent of Management and reviewing annually the membership and chairs of all committees.

COMPENSATION COMMITTEE

The members of the Corporation's Compensation Committee are Thomas I.A. Allen, Tryon M. Williams and Mark Entwistle.

The mandate of the Compensation Committee is to establish and monitor the Corporation's policies for attracting, retaining, developing and motivating senior employees. The compensation policies are designed to support the
Corporation's strategic objectives, ensure that incentive programmes are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies. The Corporation's responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer's compensation and, in consultation  with  the  Chief  Executive  Officer,  establishing  his  personal objectives, reviewing the performance and approving the compensation of executive officers of the Corporation on the recommendation of the Chief Executive Officer, establishing incentive compensation programmes and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Corporation for approval by the Board of directors.

D. EMPLOYEES.

As of June 30, 2003, the Corporation employed 14 permanent employees. Each of the employees are located at the Corporation's head office. Other than administrative staff, the employees conduct the Corporation's licensing and product development activities.

E. SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets out details of our shares and options that are directly or indirectly held by directors and executive officers as at April 30, 2004, based on 28,183,152 Common Shares issued and outstanding on such date.

------------------------ --------------------- ------------------- ---------------- --------------- -------------------
                                                                   Number of
                                               Percentage of       Common Shares
                         Number of Common      Outstanding         held under       Exercise Price
Name                     Shares                Common Shares       Option                           Expiration Date
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
David G.P. Allan         669,659               2.4%                656,250          $1.75 - $4.50   2007 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Thomas I.A. Allen        -                     -                   105,600          $1.75 - $4.50   2007 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Mark Entwistle           -                     -                   80,660           $1.75 - $4.50   2007 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
John Friedman            -                     -                   50,000           $2.10           2014
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Henry Friesen            -                     -                   80,660           $1.75 - $4.50   2011 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Paul M. Keane            -                     -                   204,000          $1.75 - $4.50   2007 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Vincent Salvatori        -                     -                   80,000           $1.75 - $2.50   2008 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Len Vernon               -                     -                   170,000          $1.75 - $4.50   2008 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Julius Vida              -                     -                   75,660           $1.75 - $4.50   2011 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Gilbert Wenzel           -                     -                   75,660           $1.75 - $4.50   2011 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------
Tryon M. Williams        20,100                0.1%                118,160          $1.75 - $4.50   2007 - 2013
------------------------ --------------------- ------------------- ---------------- --------------- -------------------

STOCK OPTION PLAN

The directors of the Corporation adopted a stock option plan (the "Option Plan") on November 22, 1996, which was subsequently ratified by the shareholders on December 14, 1996. The Option Plan was subsequently amended on November 26, 2003 to increase the number of Common Shares available to be reserved for issuance under the Option Plan to 2,750,000.

Under the Option Plan, options to purchase Common Shares may, from time to time, be granted to directors, officers, employees and service providers of the Corporation. The exercise price for any options granted under the Option Plan will not be less than the current market price of the Common Shares at the time of grant. The aggregate number of Common Shares issuable to directors and senior officers of the Corporation and their associates ("Insiders") under the Option

Plan and any other share  compensation  arrangements of the Corporation may not:
(i) exceed 2,750,000 Common Shares; or (ii) result in the issuance to Insiders and their associates, within a one year period, of more than 10% of the number of Common Shares outstanding at the time of the grant. The aggregate number of Common Shares issuable to any Insider under the Option Plan and any other share compensation arrangements of the Corporation may not, within a one year period, exceed 5% of the number of Common Shares outstanding at the time of the grant from time to time. The maximum term of each option is ten years, and options granted under the Option Plan are non-transferable and subject to early termination in the event of the death of the optionee or the optionee ceasing to be a director, officer, employee of or service provider to the Corporation or the applicable subsidiary.

STOCK OPTIONS OUTSTANDING

Options in respect of 597,500 Common Shares were granted in the fiscal year ended June 30, 2003 under the Option Plan. During the fiscal year 80,000 options expired or were cancelled. As at April 30, 2004 there were 2,530,752 options outstanding. The exercise price of such options is between $1.50 and $4.50.

The following table contains information regarding the outstanding options to acquire Common Shares granted by the Corporation as of April 30, 2004:

---------------------------------- ------------------ ------------------- ---------------------- --------------------------
                                   Number of Common        Exercise       Fair Market Value at            Expiry
                                    Shares Optioned         Price             date of Grant
---------------------------------- ------------------ ------------------- ---------------------- --------------------------
Directors and former directors          274,620             $1.75                 $1.75                    2013
(9)                                     52,500              $2.00                 $2.00                    2013
(Excluding senior officers)             120,000             $3.25                 $3.25                    2007
                                        220,000             $4.50                 $4.50                  2005-2011
                                        50,000              $2.10                 $2.10                    2014
---------------------------------- ------------------ ------------------- ---------------------- --------------------------
Senior Officers (5)                     560,500             $1.75                 $1.75                    2013
                                         7,500              $2.00                 $2.00                    2013
                                        100,000             $2.50                 $2.50                  2008-2013
                                        246,250             $3.25                 $3.25                  2007-2008
                                        325,000             $4.50                 $4.50                  2010-2011
---------------------------------- ------------------ ------------------- ---------------------- --------------------------
Employees and former employees          135,500             $1.75                 $1.75                    2013
(6)                                     65,000              $2.50                 $2.50                  2008-2013
                                        50,000              $3.25                 $3.25                    2007
                                           0                $4.00                 $4.00                    2008
                                        62,000              $4.50                 $4.50                    2010
---------------------------------- ------------------ ------------------- ---------------------- --------------------------
Consultants and advisors (14)           25,000              $1.50                 $1.50                    2004
                                        112,000             $1.75                 $1.75                    2013
                                         8,000              $2.50                 $2.50                    2013
                                         9,050              $3.25                 $3.25                    2004
                                        12,500              $4.00                 $4.00                  2007-2008
                                        95,332              $4.50                 $4.50                  2005-2010
---------------------------------- ------------------ ------------------- ---------------------- --------------------------
TOTAL                                  2,530,752
---------------------------------- ------------------ ------------------- ---------------------- --------------------------


            ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.

The corporation is not indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity. The following table sets forth certain information as of April 30, 2004 concerning the beneficial ownership of our Common Shares as to each person known to us that is the beneficial owner of more that 5% of our outstanding shares:

---------------------------- ------------------------------------ -------------------------- ----------------------------
      Title of Class           Identity of Person or Group         Number of Shares            Percent of class
---------------------------- ------------------------------------ -------------------------- ----------------------------
Common shares                equity4Life                                           1,500,000  5.3%
---------------------------- ------------------------------------ -------------------------- ----------------------------
Common shares                North Sound Legacy International Ltd. 1,522,726                  5.4%
---------------------------- ------------------------------------ -------------------------- ----------------------------


The Corporation's major shareholders do not have different voting rights than the other shareholders.

B. RELATED PARTY TRANSACTIONS.

We have not entered into any related party transactions in the period since the beginning of our preceding three financial years, July 1, 2000, to the date hereof.

C. INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

                          ITEM 8: FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Audited consolidated financial statements including consolidated balance sheets, consolidated statements of loss and deficit and consolidated statements of cash flows, for the fiscal years ended June 30, 2003, 2002 and 2001, and the unaudited financial statements for the six months ended December 30, 2003 and 2002, together with the notes to those statements and the auditor's report thereon, are contained under the caption "Item 18: Financial Statements" below.

EXPORT SALES

The Corporation has not undertaken any export sales.

LEGAL OR ARBITRATION PROCEEDINGS

The Corporation is not a party to any material pending legal or arbitration proceedings and is not aware of any material contemplated legal proceedings to which we may be a party.

DIVIDEND POLICY

The Corporation has not paid any dividends since its incorporation. The Corporation will consider paying dividends in future as its operational circumstances may permit having regard to, among other things, the Corporation's earnings, cash flow and financial requirements. It is the current policy of the Board of directors to retain all earnings to finance the Corporation's business plan.

B. SIGNIFICANT CHANGES

Other than "Subsequent Events" described in note 12 of the financial statements, there have been no significant changes in the Corporation's business since December 31, 2003.

                          ITEM 9: THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

The Corporation's Common Shares have traded on the Toronto Stock Exchange (the "TSX") since June 12, 2003 under the symbol "YM", and were admitted to trading on the Alternative Investment Market ("AIM") of the London Stock Exchange plc on June 12, 2003 under the symbol "YMBA".

PRICE HISTORY

The Corporation has been listed on the Toronto Stock Exchange (the "TSX") since June 11, 2002. Initially, the Corporation listed its Class B Preferred Shares, Series 1. On June 12, 2003, the Class B Preferred Shares, Series 1, were automatically converted on a one-for-one basis into the Common Shares, which became listed on the TSX on that date. The following tables set forth the high and low closing prices as reported by the TSX for our securities for each of the indicated periods. Prices prior to June 12, 2003 are for the Corporation's Class B Preferred Shares, Series 1, and prices on or after June 12, 2003 are for the Corporation's Common Shares:

Annual high-low price history for previous two fiscal years
---------------------------------- ------------------------------- -------------------------------
        Fiscal Year Ended                       High                            Low
---------------------------------- ------------------------------- -------------------------------
 June 30, 2002 (1)                            4.30                            3.80
---------------------------------- ------------------------------- -------------------------------
 June 30, 2003                                4.05                            0.85
---------------------------------- ------------------------------- -------------------------------

(1) The high-low price history for the fiscal year ended June 30, 2002, includes the high and low closing prices as reported for June 11, 2002, the first date the Corporation's Class B Preferred Shares, Series 1 were listed, to June 30, 2002.

Quarterly  high-low  price  history for  previous  two fiscal years and the most recent fiscal quarters
------------------------- ---------------------- -----------------------
     Quarter Ended                High                    Low
------------------------- ---------------------- -----------------------
    June 30, 2002(1)              4.30                    3.80
------------------------- ---------------------- -----------------------
   September 30, 2002             4.05                    2.00
------------------------- ---------------------- -----------------------
   December 31, 2002              2.25                    1.60
------------------------- ---------------------- -----------------------
     March 31, 2003               1.90                    1.45
------------------------- ---------------------- -----------------------
     June 30, 2003                1.60                    0.85
------------------------- ---------------------- -----------------------
   September 30, 2003             1.65                    0.86
------------------------- ---------------------- -----------------------
   December 31, 2003              2.50                    1.15
------------------------- ---------------------- -----------------------
     March 31, 2004               3.10                    1.75
------------------------- ---------------------- -----------------------

(1) The high-low price history for the quarter ended June 30, 2002, includes the high and low closing prices as reported for June 11, 2002, the first date the Corporation's Class B Preferred Shares, Series 1 were listed, to June 30, 2002.

Monthly high-low price history for previous six months
------------------------- ---------------------- -----------------------
         Month                    High                    Low
------------------------- ---------------------- -----------------------
      October 2003                1.63                    1.54
------------------------- ---------------------- -----------------------
     November 2003                1.62                    1.50
------------------------- ---------------------- -----------------------
     December 2003                2.10                    1.95
------------------------- ---------------------- -----------------------
      January 2004                2.30                    1.75
------------------------- ---------------------- -----------------------
     February 2004                3.10                    1.80
------------------------- ---------------------- -----------------------
       March 2004                 2.49                    2.10
------------------------- ---------------------- -----------------------
       April 2004                 3.50                    2.05
------------------------- ---------------------- -----------------------

DESCRIPTION OF SECURITIES

The securities being registered pursuant to this registration statement are our Common Shares, without par value.

B. PLAN OF DISTRIBUTION.

Not applicable.

C. MARKETS.

The Corporation's Common Shares have traded on the TSX since June 12, 2003 under the symbol "YM", and were admitted to trading on AIM on June 12, 2003 under the symbol "YMBA". We have applied to list the Common Shares for trading on the American Stock Exchange. We expect such listing to be completed during the second quarter of calendar 2004. However, there can be no assurance that our application will be approved or that an active trading market in our shares in the US will be established and/or if established sustained.

D. SELLING SHAREHOLDERS.

Not applicable.

E. DILUTION.

Not applicable.

F. EXPENSES OF THE ISSUE.

Not applicable.

                         ITEM 10: ADDITIONAL INFORMATION

A. SHARE CAPITAL.

The authorized share capital of the Corporation consists of 500,000,000 Common Shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As at April 30, 2004, there were 28,183,152 Common Shares, no Class A non-voting common shares and no preferred shares outstanding.

The following table is a reconciliation of our issued share capital from June 30, 2000 to April 30, 2004:

----------------------------------------------------------------------------------------------------
         Issued and Outstanding              Special          Common        Preferred        Amount
                                            Warrants          Shares           Shares
----------------------------------------------------------------------------------------------------
As at June 30, 2000                                            12,923,094               $29,983,582
----------------------------------------------------------------------------------------------------
Issued pursuant to a licensing agreement                           50,000                   450,000
----------------------------------------------------------------------------------------------------
As at June 30, 2001                                            12,973,094               $30,433,582
----------------------------------------------------------------------------------------------------
Issued pursuant to a licensing agreement                           25,000                   225,000
----------------------------------------------------------------------------------------------------
Public offering of preferred shares                                         3,750,000    11,514,407
----------------------------------------------------------------------------------------------------
As at June 30, 2002                                            12,998,094   3,750,000   $42,172,989
----------------------------------------------------------------------------------------------------
Issued from treasury                                                          759,000     2,595,780
----------------------------------------------------------------------------------------------------
Shares repurchased for cancellation                              (19,000)    (46,200)      (39,665)
----------------------------------------------------------------------------------------------------
Conversion of preferred to common                               4,462,800 (4,462,800)
----------------------------------------------------------------------------------------------------
As at June 30, 2003                                            17,441,894           0   $44,729,104
----------------------------------------------------------------------------------------------------
Shares repurchased for cancellation                             (169,900)                  (73,675)
----------------------------------------------------------------------------------------------------
Private placement                             10,895,658                                 17,047,001
----------------------------------------------------------------------------------------------------
As at December 31, 2003                       10,895,658       17,271,994               $61,702,430
----------------------------------------------------------------------------------------------------
Exercise of special warrants                (10,895,658)       10,895,658
----------------------------------------------------------------------------------------------------
Issued on the exercise of options                                  15,500                    27,125
----------------------------------------------------------------------------------------------------
As at April 30, 2004                                   0       28,183,152               $61,729,555
----------------------------------------------------------------------------------------------------

THE COMMON SHARES

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation on a liquidation, dissolution or winding-up of the Corporation and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the Common Shares at the meetings. Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Common Shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of the remaining property of the Corporation. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or sinking or purchase funds.

OUTSTANDING OPTIONS AND WARRANTS

The Corporation had 2,530,752 options outstanding as at April 30, 2004. See "Item 6-E. Share Ownership of Directors and Executive Officers" for a more detailed summary of the Corporation's outstanding stock options and a description of the Corporation's stock option plan.

As at April 30, 2004, the Corporation had 6,944,339 share purchase warrants outstanding, which have been issued to licensors and to participants in the Corporation's private placement. The following table describes the share purchase warrants outstanding as of April 30, 2004:

------------------------------ ----------------- ---------------------- ---------------------
           Issued                 Number of             Expiry             Exercise Price
                                Common Shares
                                   Issuable
------------------------------ ----------------- ---------------------- ---------------------
        Sept. 1, 2000              200,000           Sept. 1, 2005             $4.50
------------------------------ ----------------- ---------------------- ---------------------
        Oct. 11, 2000               37,500           Oct. 11, 2004             $9.00
------------------------------ ----------------- ---------------------- ---------------------
        Feb. 15, 2002               44,444           Feb. 15, 2006             $4.50
------------------------------ ----------------- ---------------------- ---------------------
        June 12, 2002              125,000           June 12, 2006             $4.00
------------------------------ ----------------- ---------------------- ---------------------
        Feb. 17, 2004             5,447,829           Feb 15, 2009             $2.50
------------------------------ ----------------- ---------------------- ---------------------
        Feb. 17, 2004             1,089,566          Feb. 15, 2009             $1.75
------------------------------ ----------------- ---------------------- ---------------------
            Total                 6,944,339
------------------------------ ----------------- ---------------------- ---------------------

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

YM BioSciences Inc. was incorporated under the laws of Ontario on August 17, 1994 and on December 11, 2001 it continued into the Province of Nova Scotia under the Nova Scotia Companies Act. The head office and principal place of business of the Corporation is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. The registered office of YM BioSciences is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

The authorized share capital of the Corporation consists of 500,000,000 Common Shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value.

All of the Common Shares rank equally as to voting rights, participation in a distribution of assets on a liquidation, dissolution or winding-up of the Corporation and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each Common Share carries with it the right to one vote. There are no limitations on the rights of shareholders, including non-resident or foreign shareholders, to own or exercise the voting rights of the Common Shares.

In the event of liquidation, dissolution or winding-up of the Corporation or other distribution of assets, the holders of the Common Shares will be entitled to receive, on a pro-rata basis, all of the assets remaining after the Corporation has paid out it's liabilities. Although the Corporation currently does not pay dividends, a capital distribution in the form of dividends, if any, would be declared by the Board of directors.

Provisions as to modification, amendment or variation of the rights attached to the Common Shares are contained in the Corporation's memorandum and articles and the Nova Scotia Companies Act. Generally speaking, substantive changes to the rights attached to the Common Shares will require the approval of the holders of Common Shares by special resolution (at least 75% of the votes cast).

There are no restrictions on the repurchase or redemption by us of Common Shares as long as we remain solvent. There are no indentures or agreements limiting the payment of dividends. There are no conversion rights, special liquidation rights, sinking fund provisions, pre-emptive rights or subscription rights attached to any Common Shares. Holders of Common Shares are not liable to further capital calls by the Corporation.

The directors have the power to convene general meetings of the Corporation and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and vote at such meetings. Meetings must be held annually, at least every 13 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances. The directors must stand for election at each annual general meeting of shareholders.

If one of the Corporation's directors votes on a proposal, arrangement or contract in which the director is materially interested, the director is liable to account to the Corporation for any profit made as a consequence of our entering into or performing the proposed arrangement or contract, unless the arrangement or contract is reasonable and fair and is approved by a special resolution of the shareholders. A director is not deemed to be interested or have been interested at any time in a proposal, arrangement or transaction merely because it relates to the remuneration of a director in that capacity. The directors have the power to borrow money form any source and upon any terms and conditions on the Corporation's behalf. There is no requirement that the directors hold shares in the Corporation to qualify as directors and there is no age limit requirement for directors.

C. MATERIAL CONTRACTS.

Except for contracts entered into in the ordinary course of business, the only material contracts which the Corporation entered into prior to the date hereof as follows:

(a) Stock Option Plan dated November 22, 1996, as amended on November 26, 2003. See "Share Ownership of Directors and Executive Officers - Stock Option Plan".

(b) Clinical Research Services Agreement between YM BioSciences Inc. and Pharm-Olam International, Ltd. ("POI"), dated March 10, 2004. The Corporation has contracted with POI to do a Phase III clinical trial in Metastatic Breast Cancer. POI in turn is contracting with others to perform services and to recruit and treat patients. The contract with POI is payable over the next few years depending on the recruitment of patients.

(c) Development and License Agreement between CIMYM Inc., CIMAB SA and Oncoscience AG, dated November 5, 2003. See "- Licensing Arrangements - Out-Licensing -TheraCIM".

(d)   License  Agreement  between CIMYM Inc. and CIMAB SA, January 24, 2001. See
      "-  Licensing   Arrangements  -  In-Licensing  -  Licenses  for  TheraCIM,
      RadioTheraCIM, TGF(alpha) and HER-1".

(e) License Agreement between York Medical Inc., University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000. See "- Licensing Arrangements - In-Licensing - License for Tesmilifene".

(f) License Agreement between York Medical Inc. and Biostar Inc. dated October 11, 2000. See "- Licensing Arrangements - In-Licensing - License for Norelin".

(g) License Agreement between Yorkton Medical Inc. and CIMAB SA, dated May 3, 1995. See "- Licensing Arrangements - In-Licensing - Licenses for TheraCIM, RadioTheraCIM, TGF(alpha) and HER-1".


(h) Licensing Bonus Pool Plan dated March 31, 2004. See "Compensation - Licensing Bonus Pool".

(i) Lease Amending and Extension Agreement between 1411029 Ontario Limited and YM BioSciences Inc. dated January 15, 2003. See "Property, Plants and Equipment - Facilities".

(j) The Corporation has entered into joint venture arrangements with licensors for the purpose of developing and commercializing certain of its licensed products. The agreements found at Exhibit 4.10 though Exhibit 4.19 set out the terms of such joint venture arrangements. See "Arrangements with Subsidiaries".

In the ordinary course of its business, the Corporation enters into licenses for products which it develops, however, because of their materiality to the Corporation, they are referenced here. The licenses for these products are more fully described in this registration statement under the heading "Business Overview - Licensing".

D. EXCHANGE CONTROLS

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our Common Shares, other than withholding tax requirements. See "Item 10 - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

There is no limitation imposed by Canadian law or by the Canadian Charter of Rights and Freedoms, or other constituent documents on the right of a non-resident to hold or vote our Common Shares, other than as provided in the Investment Canada Act ("ICA"). The following discussion summarizes the principal features of the ICA for a non-resident who proposes to acquire Common Shares of a Canadian business or the establishment by a non-resident of a new Canadian business. The description of the ICA contained herein is only a general overview and should not be relied upon as a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments related thereto.

The ICA applies to all acquisitions of control by a non-Canadian of a Canadian business or establishment by that non-Canadian of a new Canadian business. "Non-Canadian" for the purposes of the ICA, is defined as an individual, government, government agency or entity that is not Canadian. Generally, Canadians are Canadian citizens, permanent residents of Canada, governments in Canada and their agencies, and Canadian controlled corporations, partnerships, trusts and joint ventures. Generally, one of two statutory obligations may apply to a proposed investment or acquisition: (i) a notification; or (ii) an application for review. A review is required where a non-Canadian is a WTO investor (i.e. an investor from a country that is a member of the World Trade Organization) and that investor is making a direct acquisition of assets exceeding CDN$237 million. In the context of an indirect acquisition, a review will be required only where the asset value associated with the Canadian business(es) represents greater than 50 per cent of the asset value of the transaction. Otherwise, such transactions are not subject to review under the ICA.

It should be noted that if the Canadian business being acquired is engaged in a "sensitive sector" defined in the ICA as including financial services, culture, transportation and uranium, then lower thresholds apply for notification namely, CDN$5 million for direct acquisitions and CDN$50 million for indirect acquisitions. If an investment is subject to review under the ICA, the investor must demonstrate to the Minister responsible for the administration of the ICA that the investment is likely to be of net benefit to Canada in light of the several factors enumerated under the ICA.

With respect to the Corporation, a non-Canadian would acquire control of the Corporation for the purposes of the ICA if the non-Canadian acquired a majority of the Corporation's Common Shares. The acquisition of less than a majority but one third or more of the Common Shares would be presumed to be an acquisition of control of the Corporation unless it could be established that, following such acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of such Common Shares.

Certain transactions relating to the Corporation's Common Shares would be exempt from the ICA, including:

(a) acquisition of the Corporation's Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b)   acquisition  of  control  of  the   Corporation  in  connection  with  the
      realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and

(c) acquisition of control of the Corporation by reason of an amalgamation, merger. consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of Common Shares remained unchanged.

E. TAXATION.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain material U.S. federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders (each as defined below) as a result of the purchase, ownership and disposition of Common Shares. This discussion is limited to holders that hold Common Shares as a capital asset within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code").

This summary is not exhaustive of all possible U.S. federal income tax considerations applicable to an investment in Common Shares. This summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Common Shares. Holders of Common Shares should consult their own tax advisors in determining the application to them of the U.S. federal income tax consequences set forth below and any other U.S. federal, state, local, foreign or other tax consequences of the purchase, ownership and disposition of Common Shares.

This summary is based on the Code, Treasury Regulations, IRS rulings and official pronouncements, judicial decisions and the Treaty, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or different interpretations, which could affect the accuracy of the statements and conclusions set forth below and the U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders. Holders should note that no rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax issues discussed below, and no assurance can be given that the IRS will not successfully challenge the conclusions reached in this summary.

This discussion does not purport to deal with all aspects of United States federal income taxation that might be relevant to any particular holder in light of their personal investment circumstances or status, nor does it discuss the United States federal income tax consequences to certain types of holders that may be subject to special rules under the United States federal income tax laws, such as financial institutions, persons owning 10% or more (by vote or value) of the Common Shares, persons that hold Common Shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar.

For purposes of this summary, a "U.S. Holder" means any holder that is for U.S. federal income tax purposes: (i) a citizen or individual resident in the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or a political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of its substantial decisions, or (B) the trust was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person. A "Non-U.S. Holder" is a beneficial owner that is not a U.S. Holder.

U.S. HOLDERS

Distributions

Subject to the discussion below under "Passive Foreign Investment Company", the gross amount of any distribution made with respect to the Common Shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be treated as a dividend to the extent that the distribution is paid out of current or accumulated earnings and profits of the Corporation. The amount treated as a dividend will include any Canadian withholding tax deducted from the distribution. Under current law, certain dividends received by individuals are taxed at lower rates than items of ordinary income. Distributions, if any, in excess of the current and accumulated earnings and profits of the Corporation will constitute a nontaxable return of capital to a U.S. Holder and will be applied against and reduce the U.S.
Holder's tax basis in the holder's Common Shares. To the extent that distributions exceed the tax basis of a U.S. Holder in its Common Shares, the excess generally will be treated as capital gain.

In the case of a distribution in Canadian dollars, the amount of the distribution generally will equal the United States dollar value of the Canadian dollars distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the U.S. Holder, and the U.S. Holder will realize separate foreign currency gain or loss to the extent that gain or loss arises on the actual disposition of foreign currency received. Any foreign currency gain or loss generally will be treated as ordinary income or loss.

Dividends   that  the   Corporation   pays   will  not  be   eligible   for  the
dividends-received deduction generally allowed to United States corporations under the Code.

Subject to the limitations set forth in the Code, the Canadian tax withheld or paid with respect to distributions on the Common Shares generally may be credited against the U.S. federal income tax liability of a U.S. Holder if such U.S. Holder makes an appropriate election for the taxable year in which such taxes are paid or accrued. Alternatively, a U.S. Holder who does not elect to credit any foreign taxes paid during the taxable year may deduct such taxes in such taxable year subject to certain requirements. Because the foreign tax credit provisions of the Code are very complex, U.S. Holders should consult their own tax advisors with respect to the claiming of foreign tax credits.

Sale or Exchange

Subject to the discussion below under "Passive Foreign Investment Company", upon a sale or exchange of Common Shares, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted tax basis in the Common Shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Common Shares for more than one year. Under current law, long-term capital gains of individuals are generally taxed at lower rates than items of ordinary income. Deductions for capital losses are subject to limitations.

Passive Foreign Investment Company

The Code contains special rules for the taxation of U.S. Holders who own shares in a "passive foreign investment company" (a "PFIC"). A PFIC is a non-U.S. corporation that meets an income test and/or an asset test. The income test is met if 75% or more of the corporation's gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year. The asset test is met if at least 50% of the average value of a corporation's assets produce, or are held for the production of, passive income. Based on its current income, assets and activities, the Corporation may be a PFIC.

If the Corporation is a PFIC, then, in the absence of the elections described below, a U.S. Holder will generally be subject to increased tax liability and an interest charge with respect to gain recognized on the sale of such holder's Common Shares and upon the receipt of certain "excess distributions" made in respect of Common Shares. Generally, the special tax and interest charges are determined as follows: (i) the gain or excess distribution (which are treated as ordinary income) is allocated ratably over the days in the U.S. Holder's holding period for the Common Shares, (ii) the amounts allocated to years before the current year are taxed at the highest ordinary income rates in effect for those years, and (iii) underpayment interest is charged as if such amounts were actually taxed in the prior years but the tax had not been paid.

As an alternative to the foregoing rules, if the Common Shares constitute "marketable stock" under applicable Treasury regulations, a U.S. Holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of such holder's Common Shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). The Corporation expects that the Common Shares will be treated as marketable stock for these purposes but no assurance can be given.

Alternatively, if the Corporation complies with certain information reporting requirements, a U.S. Holder may elect to treat the Corporation as a "qualified electing fund" (a "QEF"), in which case such holder would be required to include in income each year its pro rata share of the Corporation's ordinary earnings and net capital gains, whether or not distributed. However, the Corporation does not currently intend to provide the information necessary to permit a U.S. Holder to make the QEF election.

The PFIC rules are complex. U.S. Holders should consult with their tax advisors regarding the U.S. federal income tax consequences under the PFIC rules and the applicability of the mark to market regime.

Backup Withholding Tax

Backup withholding tax at a rate of 28% may apply to payments of dividends and to payments of proceeds of the sale or other disposition of Common Shares within the United States by a non-corporate U.S. Holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and amounts so withheld may be refunded or credited against a U.S. Holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

NON-U.S. HOLDERS

A Non-U.S. Holder should not be subject to U.S. federal income or withholding taxes with respect to the sale, disposition or any distribution in respect of the Common Shares, unless (i) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder within the United States, or (ii) in the case of an individual, such Non-U.S. Holder is a nonresident alien who holds the Common Shares as a capital asset and is present in the United States for 183 days or more during a taxable year and certain other conditions are satisfied.

CANADIAN FEDERAL INCOME TAXATION

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more Common Shares pursuant to this Registration Statement, and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with us, holds all Common Shares solely as capital property, is a non resident of Canada, and does not, and is not deemed to, use or hold any Common Share in or in the course of carrying on business in Canada. It is assumed that the Common Shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention
(1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and our understanding of the current published administrative and assessing practices of Canada

Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in Common Shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common Share unless the Common Share constitutes "taxable Canadian property" to the Investor for purposes of the Canadian Act and the Investor is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common Share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that the Common Share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Toronto Stock Exchange is so prescribed), and that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned 25% of more of the issued shares of any class of our capital stock. In addition, the Treaty generally will exempt an Investor who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Investor on the disposition of a Common Share, from such liability provided that the value of the Common Share is not derived principally from real property (including resource property) situated in Canada or that the Investor does not have, and has not had within the 12-month period proceeding the disposition, a "permanent establishment" or "fixed base", as those terms are defined for the purposes of the Treaty, available to the Investor in Canada. The Treaty may not be available to a non-resident investor that is a U.S. LLC which is not subject to tax in the United States.

Any dividend on a Common Share, including a stock dividend, paid or credited, or deemed to be paid or credited, by us to an Investor will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common Share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of our voting stock, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency's position that the Treaty reductions are not available to an Investor that is a "limited liability company" resident in the United States. We will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Investor.

F. DIVIDENDS AND PAYING AGENTS.

The Corporation has not paid any dividends since its incorporation. The Corporation will consider paying dividends in future as its operational circumstances may permit having regard to, among other things, the Corporation's earnings, cash flow and financial requirements. It is the current policy of the Board of directors to retain all earnings to finance the Corporation's business plan.

G. STATEMENT BY EXPERTS.

Not applicable.

H. DOCUMENTS ON DISPLAY.

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the securities commissions in Canada can be obtained from the website located at www.sedar.com.

Our documents may be viewed at our head office located at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4.

I. SUBSIDIARY INFORMATION.

Not applicable.

       ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2003, YM had US$3,026,000.00 in US currency short-term investments. To date, YM has not engaged in any foreign currency hedging activity nor has it formally monitored the fluctuation of US$.

         ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

Not applicable.

                                    PART III

                          ITEM 17: FINANCIAL STATEMENTS

Not applicable.

                          ITEM 18: FINANCIAL STATEMENTS

See pages F-1 to F-25 of this registration statement on Form 20-F.

                                ITEM 19: EXHIBITS

The following documents are filed as part of this registration statement on Form 20-F as Exhibits:

Exhibit           Description

1.1   Certificate of Continuance dated December 11, 2001

1.2   Certificate of Registration dated December 11, 2001

1.3   Memorandum of Association dated December 11, 2001

1.4   Articles of Association dated December 11, 2001

1.5 Directors resolution re creation and issuance of Class B Preferred Shares, Series 1

2.1   Form of the Corporation's Canadian common share purchase warrant

2.2   Form of the Corporation's United States common share purchase warrant

2.3   Form of the Corporation's Canadian placement agent warrant

2.4   Form of the Corporation's United States placement agent warrant

2.5 Form of warrant certificate granted by the Corporation in connection with that certain License Agreement between YM BioSciences Inc. (formerly York Medical Inc.) and Biostar Inc. dated October 11, 2000.

2.6 Form of warrant certificate granted by YM BioSciences Inc. (formerly York Medical Inc.) to Aran Asset Management SA dated Jun 12, 2002.

2.7 Form of warrant certificate granted by York Medical Inc. to CIMAB S.A dated September 1, 2000.

2.8 Form of warrant certificate granted by YM BioSciences Inc. (formerly York Medical Inc.) to Aran Asset Management SA dated February 15, 2002.

2.9 Form of warrant certificate granted by YM BioSciences Inc. (formerly York Medical Inc.) to Clubb BioCapital Limited dated February 15, 2002.

4.1   Stock Option Plan dated November 22, 1996, as amended on November 26, 2003

4.2 License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and Biostar Inc. dated October 11, 2000.

4.3+ Development and License Agreement between CIMYM Inc., CIMAB SA and Oncoscience AG, dated November 5, 2003.

4.4+ License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000.

4.5   License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001.

4.6 License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995.

4.7+ Clinical Research Services Agreement between YM BioSciences Inc. and Pharm-Olam International, Ltd., dated March 10, 2004.

4.8   Licensing Bonus Pool Plan dated March 31, 2004.

4.9 Lease Amending and Extension Agreement between 1411029 Ontario Limited and YM BioSciences Inc. dated January 15, 2003.

4.10 Joint Venture Shareholders' Agreement between York Medical Inc., CIMYM Inc. (an Ontario Corporation) and CIMAB S.A dated November 14, 1995.

4.11 Assignment and Assumption Agreement between York Medical Inc. and CIMYM Inc. dated November 22, 1995.

4.12  Letter from York Medical Inc. to CIMYM Inc. dated November 23, 1995.

4.13 Exclusive International Sales, Marketing Manufacturing and Administrative Agreement between CIMYM Inc. (an Ontario Corporation) and CIMYM Inc. (a Barbados Corporation) dated July 4, 1996.

4.14 Joint Venture Shareholders' Agreement between York Medical Inc., CIMYM Inc. (a Barbados Corporation) and CIMAB S.A. dated May 16, 1996.

4.15 Joint Venture Shareholders' Agreement between York Medical Inc., CBQYM Inc. and CIMAB S.A., representing Centro de Bioactivos Quimicos of the Universidad Central de Las Villas dated November 11, 1995.

4.16 Assignment and Assumption Agreement between York Medical Inc. and CBQYM Inc. dated November 22, 1995.

4.17  Letter from York Medical Inc. to CBQYM Inc. dated November 23, 1995.

4.18 Exclusive International Sales, Marketing Manufacturing and Administrative Agreement between CBQYM Inc. (an Ontario Corporation) and CBQYM Inc. (a Barbados Corporation) dated July 4, 1996.

4.19 Joint Venture Shareholders' Agreement between York Medical Inc., CBQYM Inc. (a Barbados Corporation) and CIMAB S.A. dated May 16, 1996.

8.1   List of subsidiaries

+     Confidential treatment requested for portions of these agreements.

                      Consolidated Financial Statements
                      (Amounts in Canadian dollars)

                      YM BIOSCIENCES INC.

                      Years ended June 30, 2003, 2002 and 2001

AUDITORS' REPORT

To the Board of Directors of YM Biosciences Inc.



We have audited the consolidated balance sheets of YM Biosciences Inc. as at June 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

August 14, 2003, except
as to note 12 which is as
of as to February 12, 2004
and as to note 10 which
is as of May 7, 2004

YM BIOSCIENCES INC.
(Amounts in Canadian dollars, unless otherwise noted)

 Consolidated Balance Sheets

-----------------------------------------------------------------------------------------
                                         December 31,                    June 30,
                                                 2003             2003               2002
-----------------------------------------------------------------------------------------
                                          (Unaudited)
Assets

Current assets:

     Cash and short-term deposits        $ 22,808,239      $  7,675,466      $ 12,707,522
     Restricted cash (note 2)                      --                --           600,000
     Marketable securities (note 3)           783,622           783,622                --
     Accounts receivable and
       prepaid expenses                        94,000           168,187           190,114
-----------------------------------------------------------------------------------------
                                           23,685,861         8,627,275        13,497,636

Capital assets (note 4)                        11,381            22,567            79,846

-----------------------------------------------------------------------------------------
                                         $ 23,697,242      $  8,649,842      $ 13,577,482
-----------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:

     Accounts payable                    $    224,684      $    101,506      $    116,100
     Accrued liabilities                      277,513           221,077           258,286
-----------------------------------------------------------------------------------------
                                              502,197           322,583           374,386

Shareholders' equity:

     Special warrants (note 6)             17,047,001                --                --
     Share capital (note 6)                44,655,429        44,729,104        42,172,989
     Contributed surplus (note 6)              26,215             9,965                --
     Deficit accumulated during the
       development stage                  (38,533,600)      (36,411,810)      (28,969,893)
-----------------------------------------------------------------------------------------
                                           23,195,045         8,327,259        13,203,096

Commitments (note 7)
Subsequent events (note 12)

-----------------------------------------------------------------------------------------
                                         $ 23,697,242      $  8,649,842      $ 13,577,482
-----------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

 Consolidated Statements of Operations and Deficit

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           Since
                                           Six months ended                        Years ended                      inception to
                                             December 31,                             June 30,                      December 31,
                                       2003              2002            2003             2002              2001            2003
--------------------------------------------------------------------------------------------------------------------------------
                                    (Unaudited) (Unaudited)                                                          (Unaudited)
Interest income                $    104,762      $    137,195    $    273,232     $    154,112      $    645,742    $  2,545,993

Expenses:
     General and
       administrative             1,180,425           923,703       1,877,509        1,864,289         1,805,204      12,344,093
     Licensing and product
       development                  889,423         2,249,667       3,965,385        4,729,216         6,294,981      26,699,241
--------------------------------------------------------------------------------------------------------------------------------
                                  2,069,848         3,173,370       5,842,894        6,593,505         8,100,185      39,043,334
--------------------------------------------------------------------------------------------------------------------------------

Loss before the undernoted       (1,965,086)       (3,036,175)     (5,569,662)      (6,439,393)       (7,454,443)    (36,497,341)

Unrealized loss on
   marketable securities                 --        (1,137,103)     (1,812,158)              --                --      (1,812,158)
--------------------------------------------------------------------------------------------------------------------------------

Loss before income taxes         (1,965,086)       (4,173,278)     (7,381,820)      (6,439,393)       (7,454,443)    (38,309,499)

Income taxes                             --                --              --            7,300                --           7,300
--------------------------------------------------------------------------------------------------------------------------------

Loss for the period              (1,965,086)       (4,173,278)     (7,381,820)      (6,446,693)       (7,454,443)    (38,316,799)

Deficit, beginning of period    (36,411,810)      (28,969,893)    (28,969,893)     (22,523,200)      (15,068,757)             --

Cost of purchasing shares
   for cancellation in excess
   of book value (note 6)          (156,704)          (11,499)        (60,097)              --                --        (216,801)

--------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period         $(38,533,600)     $(33,154,670)   $(36,411,810)    $(28,969,893)     $(22,523,200)   $(38,533,600)
--------------------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per
   common share                $      (0.11)     $      (0.32)   $      (0.56)    $      (0.50)     $      (0.58)

---------------------------------------------------------------------------------------------------------------------

Weighted average number
   of common shares
   shares outstanding            17,430,393        12,988,094      13,218,177       12,991,039        12,958,436

---------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(Amounts in Canadian dollars, unless otherwise noted)

 Consolidated Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             Since
                                            Six months ended                                                          inception to
                                               December 31,                         Years ended June 30,              December 31,
                                         2003              2002             2003           2002               2001            2003
----------------------------------------------------------------------------------------------------------------------------------
                                              (Unaudited)                                                              (Unaudited)
Cash provided by (used in):

Operating activities:

     Loss for the period         $ (1,965,086)     $ (4,173,278)   $ (7,381,820)   $ (6,446,693)     $ (7,454,443)   $(38,316,799)
     Items not involving
       cash:

        Depreciation                   14,910            29,820          59,640          48,061            30,324         258,947
        Unrealized loss on
          marketable

          securities                       --         1,137,103       1,812,158              --                --       1,812,158
        Stock-based
          compensation                 16,250                --           9,965              --                --          26,215
     Change in non-cash
       operating working
       capital:
        Accounts receivable

          and prepaid
          expenses                     74,187            77,115          21,927          (9,508)          382,741         (94,000)
        Accounts payable
          and accrued
          liabilities                 179,614            86,974         (51,803)       (163,825)          169,396         502,197
----------------------------------------------------------------------------------------------------------------------------------
                                   (1,680,125)       (2,842,266)     (5,529,933)     (6,571,965)       (6,871,982)    (35,811,282)

Financing activities:
     Redemption of

       preferred shares                    --                --         (80,372)             --                --      (2,630,372)
     Repurchase of

       common shares                 (230,379)          (20,026)        (19,390)             --                --        (249,769)
     Net proceeds from
       issuance of shares
       and special warrants        17,047,001                --              --      11,739,407           450,000      61,769,990
----------------------------------------------------------------------------------------------------------------------------------
                                   16,816,622           (20,026)        (99,762)     11,739,407           450,000      58,889,849

Investing activities:

     Restricted cash                       --                --         600,000        (600,000)               --              --
     Additions to capital assets       (3,724)           (2,361)         (2,361)         (2,808)          (81,554)       (270,328)
----------------------------------------------------------------------------------------------------------------------------------
                                       (3,724)           (2,361)        597,639        (602,808)          (85,554)       (270,328)
----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and short-term deposits         15,132,773        (2,864,653)     (5,032,056)      4,564,634        (6,503,536)     22,808,239

Cash and short-term deposits,
   beginning of period              7,675,466        12,707,522      12,707,522       8,142,888        14,646,424              --

----------------------------------------------------------------------------------------------------------------------------------
Cash and short-term
   deposits, end of period       $ 22,808,239      $  9,842,869    $  7,675,466    $ 12,707,522      $  8,142,888    $ 22,808,239
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------


The Company was incorporated on August 17, 1994 under the laws of the Province of Ontario. The Company continued under the laws of the Province of Nova Scotia on December 11, 2001. The Company has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes. The licenses grant exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products.

The Company is a development stage enterprise with a relatively short operating history. Its long-term viability is dependent on the success of its regulatory submissions and licensing and marketing activities, its ability to obtain additional financing and to earn a sufficient market share once its licensed products are in commercial production.

1.     SIGNIFICANT ACCOUNTING POLICIES:

       The  accompanying  financial  statements are prepared in accordance  with
       accounting   principles   generally   accepted  in  Canada.   Significant
       accounting policies are summarized below:

       (a) Basis of presentation:

           These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will realize the carrying value of its assets and satisfy its obligations as they become due in the normal course of operations.

           These consolidated financial statements include the accounts of the Company and its proportionate share of the revenue, expenses, assets and liabilities of the following incorporated joint ventures:

------------------------------------------------------------------------------

           Incorporated in Ontario:
                CIMYM Inc.                                            80%
                CBQYM Inc.                                            80%
           Incorporated in Barbados:
                CIMYM Inc.                                            80%
                CBQYM Inc.                                            80%

------------------------------------------------------------------------------

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

           The Company has advanced a total of $5,489,185 as of December 31, 2003 (June 30, 2003 - $5,355,099; June 30, 2002 - $4,718,643), which is equal to the amount by which the funding provided to the joint ventures by way of preferred shares and loans exceeds the Company's proportionate share of expenses incurred. Provision for the advances has been made in the accounts consistent with the classification of the expenditures being funded. The provisions may not be required in the future if recovery from the joint ventures appears certain.

       (b) Cash and short-term deposits:

           Cash and short-term deposits are recorded at cost. The short-term deposits consist of highly liquid, held-to-maturity deposits, with maturities not exceeding 90 days.

       (c) Marketable securities:

           Marketable securities are recorded at the lower of cost and market value. Market values of shares and warrants held are determined based on their quoted market prices. Losses arising from changes in the market value are included in net earnings or loss for the year.

       (d) Capital assets:

           Capital assets are stated at cost less accumulated depreciation. Depreciation is provided to write off the cost of capital assets over their estimated useful lives using the straight-line method over the following periods:

-------------------------------------------------------------------------------

           Computer equipment                                      3 years
           Furniture and equipment                                 5 years
           Leasehold improvements                            Term of lease

-------------------------------------------------------------------------------


       (e) Development costs:

           To date, all development costs have been expensed. Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized. To date, none of the development costs has met such criteria. The Company has made no expenditures for scientific research.

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (f) Government assistance:

           Government assistance, including investment tax credits received relating to development costs, is reflected as a reduction of the development costs when there is reasonable assurance that the assistance will be realized.

       (g) Income taxes:

           The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

           In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criteria, a valuation allowance is recorded against the future income tax assets.

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (h) Stock-based compensation:

           The Company has a stock option plan for directors, officers, employees and service providers, as described in note 6. All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant. The Company applies the intrinsic value-based method of accounting to its stock option plan. No compensation expense is recorded on the grant of options to directors, officers and employees under the plan. Consideration paid by directors, officers and employees on the exercise of stock options is recorded as share capital. Options issued to service providers of the Company are valued using the Black-Scholes fair value option pricing model. The value of these options is expensed during the period in which the service is rendered and is recorded as contributed surplus.

       (i) Measurement uncertainty:

           The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods. Actual results could differ from those estimates.

2.     RESTRICTED CASH:

       At June 30, 2002, the Company had cash on deposit with a financial institution in the amount of $600,000. The cash was set aside to secure certain contingent obligations of the Company to its employees. The contingency was resolved and the restricted cash was returned to the Company by the trustee on January 1, 2003.

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

3.     MARKETABLE SECURITIES:

       On September 25, 2002, as set out in note 6, the Company issued Class B preferred shares in exchange for 1,100,000 ordinary shares and 220,000 warrants of New Opportunities Investment Trust ("NOIT") as part of the NOIT initial prospectus offering. The cost of the NOIT investment of $2,595,780 was determined with reference to the market value of the Company's Class B preferred shares at that time. Since the date of the original listing of the NOIT shares and warrants on the London Stock Exchange to June 30, 2003, the value of these shares and warrants has declined by $1,812,158 with such amount being reflected as a loss in the consolidated statements of operations.

4.     CAPITAL ASSETS:

-------------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       December 31, 2003 (unaudited)                             Cost         depreciation               value
-------------------------------------------------------------------------------------------------------------------
       Computer equipment                               $     132,022         $    123,394         $     8,628
       Furniture and equipment                                 75,042               72,289               2,753
       Leasehold improvements                                  45,206               45,206                   -

-------------------------------------------------------------------------------------------------------------------
                                                        $     252,270         $    240,889         $    11,381
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       June 30, 2003                                             Cost         depreciation               value
-------------------------------------------------------------------------------------------------------------------

       Computer equipment                               $     130,457         $    112,902         $    17,555
       Furniture and equipment                                 72,883               67,871               5,012
       Leasehold improvements                                  45,206               45,206                   -

-------------------------------------------------------------------------------------------------------------------
                                                        $     248,546         $    225,979         $    22,567
-------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
       June 30, 2002                                             Cost         depreciation               value
-------------------------------------------------------------------------------------------------------------------

       Computer equipment                               $     128,096         $     85,316         $    42,780
       Furniture and equipment                                 72,883               50,201              22,682
       Leasehold improvements                                  45,206               30,822              14,384

-------------------------------------------------------------------------------------------------------------------
                                                        $     246,185         $    166,339         $    79,846
-------------------------------------------------------------------------------------------------------------------

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

5. INVESTMENT IN JOINT VENTURES:

       There are no assets or liabilities in the joint ventures that do not eliminate on consolidation. The consolidated financial statements include the Company's proportionate share of the revenue and expenses of incorporated joint ventures, which are as follows:

-------------------------------------------------------------------------------------------------------------------
                                               Six months ended
                                                 December 31,                      Years ended June 30,
                                              2003          2002            2003           2002           2001
-------------------------------------------------------------------------------------------------------------------
                                                 (Unaudited)

       General and administrative
         expenses                     $   766,115   $    591,170  $    1,189,314  $   1,570,284  $   1,191,435
       Licensing and product
         development costs                228,057        389,921         581,726      1,140,209      4,236,540

-------------------------------------------------------------------------------------------------------------------
       Loss for the period            $   994,172   $    981,091  $    1,771,040  $   2,710,493  $   5,427,975
-------------------------------------------------------------------------------------------------------------------


6. SHARE CAPITAL AND CONTRIBUTED SURPLUS:

       Authorized:

           500,000,000 Class A preferred shares
           500,000,000 Class B preferred shares
           500,000,000 Class A non-voting common shares
           500,000,000 common shares

       Issued:

-------------------------------------------------------------------------------------------------------------------
                                                                                          December 31, 2003
                                                                                 Number
                                                                                of shares               Amount
-------------------------------------------------------------------------------------------------------------------
                                                                                         (Unaudited)

       Special warrants                                                        10,895,658      $    17,047,001

-------------------------------------------------------------------------------------------------------------------

       In a private placement on December 15, 2003, the Company issued 10,895,658 special warrants for $1.75 per warrant, net proceeds of which amounted to approximately $17,047,001.

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

       Each special warrant consisted of one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at $2.50 per share (subject to adjustment) for a period of five years from February 12, 2004, the date of the final prospectus qualifying the distribution of the shares and warrants upon exercise of the special warrants.

-------------------------------------------------------------------------------------------------
                                                                     Number of
                                                                       shares           Amount
-------------------------------------------------------------------------------------------------

       Class B preferred shares, Series 1:

           Balance, June 30, 2001                                            --      $         --
           Issued by public offering                                  3,750,000        11,514,407
-------------------------------------------------------------------------------------------------
           Balance, June 30, 2002                                     3,750,000        11,514,407
           Issued from treasury (NOIT)                                  759,000         2,595,780
           Shares repurchased for cancellation                          (46,200)          (29,329)
           Conversion to common shares                               (4,462,800)      (14,080,858)

-------------------------------------------------------------------------------------------------
           Balance, June 30, 2003                                            --      $         --
-------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
                                                                     Number of
                                                                       shares           Amount
-------------------------------------------------------------------------------------------------

       Common shares:

           Issued on incorporation, August 17, 1994                           7      $          1
           Issued to founding shareholders during fiscal 1996         4,204,250           224,457
           Issued on private placements, August 1996                    125,009            10,000
           Issued on conversion of special warrants, June 1997        4,484,613        13,167,901
           Issued on private placement, August 1997                     272,250         1,139,366
           Issued on private place, March/April 2000                  3,813,840        15,366,701
           Issued on stock options, May 2000                             23,125            75,156
           Issued pursuant to licensing agreement, November 2000         50,000           450,000
-------------------------------------------------------------------------------------------------
           Balance, June 30, 2001                                    12,973,094        30,433,582
           Issued pursuant to a licensing agreement                      25,000           225,000
-------------------------------------------------------------------------------------------------
           Balance, June 30, 2002                                    12,998,094        30,658,582
           Conversion of preferred shares, June 12, 2003              4,462,800        14,080,858
           Shares repurchased for cancellation                          (19,000)          (10,336)
-------------------------------------------------------------------------------------------------
           Balance, June 30, 2003                                    17,441,894        44,729,104
           Shares repurchased for cancellation                         (169,900)          (73,675)

-------------------------------------------------------------------------------------------------
       Balance, December 31, 2003                                    17,271,994      $ 44,655,429
-------------------------------------------------------------------------------------------------

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

       On September 25, 2002, the Company completed a share purchase transaction, whereby the Company issued 759,000 Class B preferred shares, Series 1 at their market value of (pound)1.45 (approximately $3.42) per share in consideration for 1,100,000 ordinary shares and 220,000 warrants of NOIT under NOIT's U.K. prospectus offering.

       The Company repurchased for cancellation 46,200 Class B preferred shares, Series 1 and 19,000 common shares during the year ended June 30, 2003 under a normal course issuer bid, at a total cost of $99,762. The excess over the book value of the shares of $60,097 was charged to deficit.

       On June 12, 2003, the Class B preferred shares, Series 1 automatically converted into common shares on a one-for-one basis.

       The Company repurchased for cancellation 169,900 common shares during the six months ended December 31, 2003 under a normal course issuer bid, at a total cost of $230,379. The excess over the book value of the shares of $156,704 was charged to deficit.

       Stock options:

       The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. Of the 1,727,132 options outstanding at June 30, 2003, 143,382 were granted to vest immediately and the remainder were granted to vest over time. The options exercise prices ranging from $1.75 to $4.50.

       On January 24, 2003, the Company issued 10,000 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $9,965 was expensed and recorded as contributed surplus.

       On October 1, 2003, the Company issued 25,000 stock options in exchange for investor relations services rendered. The fair value of these options using the Black-Scholes fair value option pricing model of $16,250 was expensed and recorded as contributed surplus.

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

       The following tables outline the impact and assumptions used if the compensation cost for the Company's stock options issued to directors, officers and employees was determined under the fair value-based method. The Company has applied the pro forma disclosure provisions to awards granted on or after July 1, 2002. The pro forma effect of awards granted prior to July 1, 2002 has not been included:

-------------------------------------------------------------------------------------------------------------------
                                                                         Six months ended           Year ended
                                                                             December 31,             June 30,
                                                                                     2003                 2003
-------------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
       Loss for the period, as reported                                   $    (1,965,086)     $    (7,381,820)
       Pro forma loss for the period                                           (2,112,364)          (7,440,675)
       Pro forma loss per common share -
         basic and diluted                                                          (0.12)               (0.56)

-------------------------------------------------------------------------------------------------------------------

       The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

-------------------------------------------------------------------------------------------------------------------
                                       January 24,    January 24,    April 3,      October 1,     November 28,
       Issue date                             2003           2003        2003            2003             2003
-------------------------------------------------------------------------------------------------------------------

       Number of options issued             10,000         35,000     552,500          25,000          748,120
       Risk-free interest rate               4.14%          4.14%       4.43%           2.75%            4.11%
       Dividend yield                           --             --          --              --               --
       Volatility factor                       86%            86%         94%            120%             120%
       Expected life of options            5 years       10 years    10 years         5 years         10 years
       Vesting period (months)                  12             40          40     Immediately               24

-------------------------------------------------------------------------------------------------------------------

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

       The following tables reflect the activity under the stock option plan from July 1, 2001 through December 31, 2003 and the share options outstanding at December 31, 2003:

--------------------------------------------------------------------------------------------------------------
                                                Six months ended                Years ended June 30,
                                               December 31, 2003             2003                   2002
--------------------------------------------------------------------------------------------------------------
                                                        Weighted               Weighted               Weighted
                                                         average                average                average
                                                        exercise               exercise               exercise
                                                 Number    price      Number      price      Number      price
--------------------------------------------------------------------------------------------------------------
                                   (Unaudited)

       Outstanding, beginning of year         1,727,132     3.34    1,209,632   $  4.04   1,162,132    $  4.02
       Granted                                  773,120     1.74      597,500      1.70      90,000       4.50
       Cancelled/forfeited                       (6,500)    2.94      (80,000)     4.19     (42,500)      4.50

--------------------------------------------------------------------------------------------------------------
       Outstanding, end of year               2,493,752     2.84    1,727,132      3.34   1,209,632       4.04
--------------------------------------------------------------------------------------------------------------

       Exercisable, end of year               1,524,585     3.47    1,092,170   $  3.90     905,220    $  3.88

--------------------------------------------------------------------------------------------------------------

       As at December 31, 2003 (unaudited):

--------------------------------------------------------------------------------------------------------------
                                                   OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                      ------------------------------------------    --------------------------
                                                        Weighted
                                                         average        Weighted                      Weighted
                                                       remaining         average                       average
       Range of                            Number    contractual        exercise         Number       exercise
       exercise price                 outstanding   life (years)           price    exercisable          price
--------------------------------------------------------------------------------------------------------------

       $1.50                               25,000            0.8        $   1.50         25,000        $  1.50
       $1.75                            1,098,120            8.6            1.75        290,024           1.75
       $2.00                               60,000            9.3            2.00         12,000           2.00
       $2.50                              173,000            9.0            2.50         62,600           2.50
       $3.25                              425,300            3.6            3.25        425,300           3.25
       $4.00                               10,000            4.0            4.00         10,000           4.00
       $4.50                              702,332            6.0            4.50        699,661           4.50

--------------------------------------------------------------------------------------------------------------
       $1.50 - $4.50                    2,493,752            7.0            2.84      1,524,585           3.47
--------------------------------------------------------------------------------------------------------------

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

       As at June 30, 2003:

--------------------------------------------------------------------------------------------------------------
                                                   OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                      ------------------------------------------    --------------------------
                                                        Weighted
                                                         average        Weighted                      Weighted
                                                       remaining         average                       average
       Range of                            Number    contractual        exercise         Number       exercise
       exercise price                 outstanding   life (years)           price    exercisable          price
--------------------------------------------------------------------------------------------------------------

       $1.75                              351,500            9.8        $   1.75         17,575        $  1.75
       $2.00                               60,000            9.8            2.00          3,000           2.00
       $2.50                              176,000            9.2            2.50         32,050           2.50
       $3.25                              425,300            4.1            3.25        425,300           3.25
       $4.00                               10,000            4.5            4.00          7,500           4.00
       $4.50                              704,332            6.5            4.50        606,745           4.50

--------------------------------------------------------------------------------------------------------------
       $1.75 - $4.50                    1,727,132            7.0            3.34      1,092,170           3.90
--------------------------------------------------------------------------------------------------------------

       As at June 30, 2002:

--------------------------------------------------------------------------------------------------------------
                                                  OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                      ------------------------------------------    --------------------------
                                                        Weighted
                                                         average        Weighted                      Weighted
                                                       remaining         average                       average
       Range of                            Number    contractual        exercise         Number       exercise
       exercise price                 outstanding   life (years)           price    exercisable          price
--------------------------------------------------------------------------------------------------------------

       $3.25                              445,300            5.0        $   3.25        445,300        $  3.25
       $4.50                              764,332            7.6            4.50        459,920           4.50

--------------------------------------------------------------------------------------------------------------
       $3.25 - $4.50                    1,209,632            6.6            4.04        905,220           3.88
--------------------------------------------------------------------------------------------------------------

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

6. SHARE CAPITAL AND CONTRIBUTED SURPLUS (CONTINUED):

       Share purchase warrants:

       The Company has issued warrants for the purchase of common shares. Each warrant entitles the holder to purchase one common share of the Company for a specified price for a specific period of time, generally four years from the date of issue. The following table contains information regarding the warrants to acquire common shares outstanding as of December 31, 2003. As of December 31, 2003, all outstanding warrants were exercisable.

------------------------------------------------------------------------------
                                                                      Weighted
                                                                       average
                                                      Number of       exercise
                                                         shares          price
------------------------------------------------------------------------------

       Outstanding, June 30, 2001                     2,838,725      $    4.50
       Issued                                           181,944           4.47
------------------------------------------------------------------------------

       Outstanding, June 30, 2003 and 2002            3,020,669           4.50
       Expired                                          258,883           4.50
------------------------------------------------------------------------------
       Outstanding, December 31, 2003 (unaudited)     2,761,786           4.50
------------------------------------------------------------------------------


------------------------------------------------------------------------------
                                                                      Weighted
                                                                       average
                                                                     remaining
                                                         Number    contractual
       Exercise price                               outstanding   life (years)
------------------------------------------------------------------------------

       $4.00                                            125,000           2.50
       $4.50                                          2,599,286           0.35
       $9.00                                             37,500           0.83

------------------------------------------------------------------------------

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

7.     COMMITMENTS:

       As part of the license agreements for certain products, the Company has committed to make certain product development payments. These payments are obligations of the Company so long as the Company continues to support the development of certain products.

       The Company is committed to product development payments of $100,000 per year and to consulting services payments of $50,000 per year to the University of Manitoba and The Manitoba Cancer Treatment and Research Foundation for a three-year period ended November 2003.

       The Company leases premises under a five-year lease that expires in January 2008. Under the terms of the lease, the Company can terminate the lease at any time with six months notice plus a penalty of two months rent. Annual minimum payments under this operating lease for the next five years from December 31, 2003 are as follows:

------------------------------------------------------------

       2004                               $      53,004
       2005                                      53,004
       2006                                      56,645
       2007                                      60,628
       2008                                       5,080

------------------------------------------------------------
                                          $     228,361
------------------------------------------------------------

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

8.     INCOME TAXES:

       The Company and its joint venturers have non-capital losses for income tax purposes available for application against future taxable income in Canada and Barbados. The losses expire as follows:

---------------------------------------------------------------------------
                                           Canada             Barbados

---------------------------------------------------------------------------

       2004                        $      129,000      $            --
       2005                               217,000                   --
       2006                               125,000              930,000
       2007                               285,000            2,229,000
       2008                               642,000            2,079,000
       2009                             1,687,000            3,500,000
       2010                             2,102,000            5,019,000
       2011                             1,330,000            3,802,000
       2012                                    --            2,600,000
       2013                                    --              787,000

---------------------------------------------------------------------------
                                   $    6,517,000      $    20,946,000
---------------------------------------------------------------------------

The Company has a pool of scientific research and experimental development expenditures available to reduce future taxable income of $1,214,000. The pool has no expiry date.

The Company is amortizing its share issuance costs for tax purposes over a five year period. The unamortized balance is $3,584,000 (June 30, 2003 - $2,141,000; June 30, 2002 - $2,888,000).

The Company has investment tax credit carryforwards available of $1,054,000 to reduce future taxes payable. These investment tax credits expire as follows:

-------------------------------------------------------------------

       2011                                     $      259,000
       2012                                            424,000
       2013                                            371,000

-------------------------------------------------------------------
                                                $    1,054,000
-------------------------------------------------------------------

No future tax benefit resulting from the non-capital losses, the pool of scientific research and experimental development expenditures or the investment tax credit carryforwards has been reflected in the consolidated financial statements as a valuation allowance of $5,173,000 has been taken at December 31, 2003 (June 30, 2003 - $3,650,000; June 30, 2002 - $2,825,000).

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

9.     FINANCIAL INSTRUMENTS:

       The fair values of cash and short-term deposits, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

       Marketable securities are recorded at the lower of their cost and fair market value. At December 31, 2003, the fair value of marketable securities based on their quoted market prices was $1,431,015 (June 30, 2003 - $783,622).

10. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

       The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain respects from those applied in the United States. The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

       (a) Development stage enterprise:

           United States GAAP requires certain additional disclosures for development stage enterprises. These requirements include that cumulative amounts from the enterprise's inception be provided. For ease of presentation, these disclosures have been disclosed in the consolidated statements of operations and deficit and cash flows and note 6 to these consolidated financial statements as appropriate.

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

10. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

       (b) Statement of income (loss) and comprehensive income (loss):

           The following table reconciles loss for the period as reported in the consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP.

-------------------------------------------------------------------------------------------------------------------
                                                  Six months ended
                                                     December 31,                       Years ended June 30,
                                                 2003           2002            2003           2002           2001
-------------------------------------------------------------------------------------------------------------------
                                               (Unaudited)
           Loss for the period based
              on Canadian GAAP           $ (1,965,086)  $ (4,173,278)  $  (7,381,820)  $ (6,446,693)  $ (7,454,443)
           Unrealized gain (loss) on
              marketable securities (i)       647,393             --              --             --             --

-------------------------------------------------------------------------------------------------------------------
            Loss for the period and
              comprehensive income
               based on United States
               GAAP                      $ (1,317,693)  $ (4,173,278)  $  (7,381,820)  $ (6,446,693)  $ (7,454,443)
-------------------------------------------------------------------------------------------------------------------

           Basic and diluted loss
              per share                  $      (0.08)  $      (0.32)  $       (0.56)  $      (0.50)  $      (0.58)

-------------------------------------------------------------------------------------------------------------------

           Weighted average number
              of common shares
              outstanding                  17,430,393     12,988,094      13,218,177     12,991,039     12,958,436

-------------------------------------------------------------------------------------------------------------------

           (i) Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with Statement 115. Under United States GAAP, these securities are measured at market value each period end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit. During the six months ended December 31, 2003, the market value of these securities increased by $647,393. As such, this amount has been recognized above as an unrealized gain for United States GAAP purposes.

           Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

10. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

       (c) Consolidated statement of changes in shareholders' equity:

           United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under the United States GAAP is as follows:

-------------------------------------------------------------------------------------------------------------------
                                                         Deficit
                                                     accumulated                    Accumulated
                                          Special     during the                          other
                                     warrants and    development     Contributed  comprehensive
                                    share capital          stage         surplus         income          Total
-------------------------------------------------------------------------------------------------------------------
           Balance, June 30, 2000   $  29,983,582  $ (15,068,757)  $          --   $         --   $ 14,914,825
           Issued pursuant to a
              licensing agreement         450,000             --              --             --        450,000
           Loss for the year                   --     (7,454,443)             --             --     (7,454,443)
-------------------------------------------------------------------------------------------------------------------

           Balance, June 30, 2001      30,433,582    (22,523,200)             --             --      7,910,382
           Issued pursuant to a
              licensing agreement         225,000             --              --             --        225,000
           Issued by public offering   11,514,407             --              --             --     11,514,407
           Loss for the year                   --     (6,446,693)             --             --     (6,446,693)
-------------------------------------------------------------------------------------------------------------------

           Balance, June 30, 2002      42,172,989    (28,969,893)             --             --     13,203,096
           Issued from treasury         2,595,780             --              --             --      2,595,780
           Shares repurchased for
              cancellation                (39,665)       (60,097)          9,965             --        (89,797)
           Loss for the year                   --     (7,381,820)             --             --     (7,381,820)
-------------------------------------------------------------------------------------------------------------------

           Balance, June 30, 2003      44,729,104    (36,411,810)          9,965             --      8,327,259
           Special warrants issue      17,047,001             --              --             --     17,047,001
           Shares repurchased for
              cancellation                (73,675)      (156,704)         16,250             --       (214,129)
           Loss for the period                 --     (1,317,693)              -             --     (1,317,693)

-------------------------------------------------------------------------------------------------------------------
            Balance, December 31,

              2003 (unaudited)      $  61,702,430  $ (37,886,207)  $      26,215   $         --   $ 23,842,438
-------------------------------------------------------------------------------------------------------------------

           United States GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP.

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

10. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

       (d) Investment in joint ventures:

            The Company's investments in joint ventures have been accounted for under Canadian GAAP using the proportionate consolidation method. Under United States GAAP, these investments would be accounted for using the equity method. For the purposes of this reconciliation to United States GAAP, the following summarized statements of operations and deficit are required disclosures in lieu of presenting the consolidated financial statements using the equity method to record the investments in joint ventures.

            There are no assets or liabilities in the joint ventures that do not eliminate on consolidation. As set out in note 1(a), the Company makes provision for advances to the joint venture partners that do not eliminate on consolidation. Accordingly, these consolidated financial statements include all of the revenue and expenses of incorporated joint ventures, which are as follows:

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

10. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

-------------------------------------------------------------------------------------------------------------------
                                                                                                         Since
                                        Six months ended                                          inception to
                                           December 31,                Years ended June 30,       December 31,
                                       2003         2002          2003         2002         2001          2003
-------------------------------------------------------------------------------------------------------------------
                                          (Unaudited)                                               (Unaudited)
           General and
              administrative
              expenses          $   957,644  $   738,962   $ 1,486,642  $ 1,962,855  $ 1,489,294  $  9,610,936
           Licensing and
              product
              development
              costs                 285,071      487,401       727,158    1,425,261    5,295,675    17,834,990

-------------------------------------------------------------------------------------------------------------------
            Loss for the period $ 1,242,715  $ 1,226,363   $ 2,213,800  $ 3,388,116  $ 6,784,969  $ 27,445,926
-------------------------------------------------------------------------------------------------------------------

           All of the cash flows of the joint ventures are used in operating activities.

       (e) Pro forma stock option disclosure:

           The following table outlines the pro forma impact if the compensation cost for the Company's stock options is determined under the fair value method for awards granted on or after July 1, 1995:

-------------------------------------------------------------------------------------------------------------------
                                             Six months ended
                                                December 31,                       Years ended June 30,
                                             2003           2002            2003           2002           2001
-------------------------------------------------------------------------------------------------------------------
                                                 (Unaudited)
           Options granted                748,120             --         587,500         90,000        659,000

-------------------------------------------------------------------------------------------------------------------

           Weighted average fair
              value of options
              granted                $       1.08   $         --   $        1.28   $       1.33   $       1.16

-------------------------------------------------------------------------------------------------------------------

           Loss for the period, as
              reported               $ (1,965,086)  $ (4,173,278)  $  (7,381,820)  $ (6,446,693)  $ (7,454,443)

-------------------------------------------------------------------------------------------------------------------

           Pro forma loss for the
              period                 $ (2,219,998)  $ (4,296,514)  $  (7,680,304)  $ (6,751,059)  $ (7,648,429)

-------------------------------------------------------------------------------------------------------------------

           Pro forma basic and
              diluted loss per
              share                         (0.13)         (0.33)          (0.58)         (0.52)         (0.59)

-------------------------------------------------------------------------------------------------------------------

YM BIOSCIENCES INC.
(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

10. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

           The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the assumptions set out in note 6 for the period from July 1, 2002 to December 31, 2003 and the following assumptions for the period preceding June 30, 2002:

-------------------------------------------------------------------------------------------------------------------
           Risk-free interest rate                                                              4.11% to 5.66%
           Dividend yield                                                                                   --
           Volatility factor                                                                       50% to 120%
           Expected life of
               options                                                                           5 to 10 years
           Vesting period (months)                                                    Immediately to 40 months

-------------------------------------------------------------------------------------------------------------------


       (f) Investment tax credits:

           Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. United States GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on the net loss for the period as a result of this GAAP difference. Investment tax credits earned are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                                                         Since
                         Six months ended                                                         inception to
                            December 31,                       Years ended June 30,               December 31,
                      2003            2002             2003            2002             2001              2003
-------------------------------------------------------------------------------------------------------------------
                  (Unaudited)     (Unaudited)                                                       (Unaudited)

              $     73,440   $      25,287   $      110,563   $      91,597   $      368,665    $    1,586,659

-------------------------------------------------------------------------------------------------------------------

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

10. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

       (g) Income taxes:

           Canadian GAAP requires that future income taxes are calculated using enacted income tax rates, or where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates. As a full valuation allowance has been recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

           The future tax assets and related valuation allowances as would have been calculated using United States GAAP are approximately $5,056,000, $3,650,000 and $2,825,000, respectively, for the periods ended December 31, 2003, June 30, 2003 and June 30, 2002.

       (h) Recent United States accounting pronouncements:

           (i) Consolidation of variable interest entities:

                In  June  2003,  the  CICA  issued   Accounting   Guideline  15,
                Consolidation  of Variable  Interest  Entities  ("AcG-15").  The
                guideline  is  harmonized  with  FASB   Interpretation  No.  46,
                Consolidation of Variable Interest Entities ("FIN 46") and provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities (defined as Variable Interest Entities ("VIEs") and more commonly referred to as Special Purpose Entities ("SPEs"), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns. AcG-15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party which has exposure to the majority of VIE's expected losses and/or expected residual returns. AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004 and FIN 46 is effective for all reporting periods ending on or after March 31, 2004. Early adoption is encouraged. The Company is currently assessing the impact of this interpretation on the Company's consolidated financial statements.

                In December 2003, the FASB issued FIN 46R, which  superseded FIN
                46. FIN 46R contains numerous scope exemptions and guidance on trust-preferred structures.

YM BIOSCIENCES INC.

(Amounts in Canadian dollars, unless otherwise noted)

Notes to Consolidated Financial Statements (continued)

Years ended June 30, 2003, 2002 and 2001
(Information as at and for the six months ended December 31, 2003 and 2002 is unaudited)

-------------------------------------------------------------------------------

10. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES (CONTINUED):

           (ii) Stock-based compensation:

                In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for the change to the fair value method of accounting for stock-based employee compensation. The Company has not yet chosen the method of transition. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

11.    COMPARATIVE FIGURES:

       Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

12.    SUBSEQUENT EVENTS:

       On January 9, 2004, the Company completed a transaction, whereby the Company sold 1,100,000 ordinary shares of NOIT at their market value of (sterling) 0.55 (approximately $1.29) per share, resulting in a gain of approximately $633,000.

       On February 12, 2004, the Company filed a prospectus to qualify the distribution of 10,895,658 common shares and 5,447,829 warrants upon the exercise of the 10,895,658 special warrants (note 6) previously issued. Upon the prospectus being filed, the special warrants were automatically exercised, resulting in the issuance of the 10,895,658 common shares and 5,447,829 detachable share purchase warrants. The values allocated to the common share and one half warrant components of the special warrant are $14,124,658 and $2,922,343 respectively.

                                   SIGNATURES

      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                               YM BIOSCIENCES INC.

                                               By: /s/ David Allan
                                                  ------------------------------
                                                  Name:    David Allan
                                                  Title: Chief Executive Officer

Dated: May 14, 2004

                                  EXHIBIT INDEX

The following documents are filed as part of this registration statement on Form 20-F as Exhibits:

Exhibit           Description

1.1   Certificate of Continuance dated December 11, 2001

1.2   Certificate of Registration dated December 11, 2001

1.3   Memorandum of Association dated December 11, 2001

1.4   Articles of Association dated December 11, 2001

1.5 Directors resolution re creation and issuance of Class B Preferred Shares, Series 1

2.1   Form of the Corporation's Canadian common share purchase warrant

2.2   Form of the Corporation's United States common share purchase warrant

2.3   Form of the Corporation's Canadian placement agent warrant

2.4   Form of the Corporation's United States placement agent warrant

2.5 Form of warrant certificate granted by the Corporation in connection with that certain License Agreement between YM BioSciences Inc. (formerly York Medical Inc.) and Biostar Inc. dated October 11, 2000.

2.6 Form of warrant certificate granted by YM BioSciences Inc. (formerly York Medical Inc.) to Aran Asset Management SA dated Jun 12, 2002.

2.7 Form of warrant certificate granted by York Medical Inc. to CIMAB S.A dated September 1, 2000.

2.8 Form of warrant certificate granted by YM BioSciences Inc. (formerly York Medical Inc.) to Aran Asset Management SA dated February 15, 2002.

2.9 Form of warrant certificate granted by YM BioSciences Inc. (formerly York Medical Inc.) to Clubb BioCapital Limited dated February 15, 2002.

4.1   Stock Option Plan dated November 22, 1996, as amended on November 26, 2003

4.2 License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.) and Biostar Inc. dated October 11, 2000.

4.3+ Development and License Agreement between CIMYM Inc., CIMAB SA and Oncoscience AG, dated November 5, 2003.

4.4+ License Agreement between YM BioSciences Inc. (formerly known as York Medical Inc.), University of Manitoba and The Manitoba Cancer Treatment and Research Foundation, carrying on its undertaking as Cancercare Manitoba, dated November 2, 2000.

4.5   License Agreement between CIMYM Inc. and CIMAB SA, January 24, 2001.

4.6 License Agreement between YM BioSciences Inc. (formerly known as Yorkton Medical Inc.) and CIMAB SA, dated May 3, 1995.

4.7+ Clinical Research Services Agreement between YM BioSciences Inc. and Pharm-Olam International, Ltd., dated March 10, 2004.

4.8   Licensing Bonus Pool Plan dated March 31, 2004.

4.9 Lease Amending and Extension Agreement between 1411029 Ontario Limited and YM BioSciences Inc. dated January 15, 2003.

4.10 Joint Venture Shareholders' Agreement between York Medical Inc., CIMYM Inc. (an Ontario Corporation) and CIMAB S.A dated November 14, 1995.

4.11 Assignment and Assumption Agreement between York Medical Inc. and CIMYM Inc. dated November 22, 1995.

4.12  Letter from York Medical Inc. to CIMYM Inc. dated November 23, 1995.

4.13 Exclusive International Sales, Marketing Manufacturing and Administrative Agreement between CIMYM Inc. (an Ontario Corporation) and CIMYM Inc. (a Barbados Corporation) dated July 4, 1996.

4.14 Joint Venture Shareholders' Agreement between York Medical Inc., CIMYM Inc. (a Barbados Corporation) and CIMAB S.A. dated May 16, 1996.

4.15 Joint Venture Shareholders' Agreement between York Medical Inc., CBQYM Inc. and CIMAB S.A., representing Centro de Bioactivos Quimicos of the Universidad Central de Las Villas dated November 11, 1995.

4.16 Assignment and Assumption Agreement between York Medical Inc. and CBQYM Inc. dated November 22, 1995.

4.17  Letter from York Medical Inc. to CBQYM Inc. dated November 23, 1995.

4.18 Exclusive International Sales, Marketing Manufacturing and Administrative Agreement between CBQYM Inc. (an Ontario Corporation) and CBQYM Inc. (a Barbados Corporation) dated July 4, 1996.

4.19 Joint Venture Shareholders' Agreement between York Medical Inc., CBQYM Inc. (a Barbados Corporation) and CIMAB S.A. dated May 16, 1996.

8.1   List of subsidiaries

+     Confidential treatment requested for portions of these agreements.